
SG

CORPORATE &
INVESTMENT BANKING


05008897

June 8, 2005

By Express Mail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SUPPL
SEC MAIL PROCESSING
RECEIVED
JUN 10 2005
WASH. D.C. 190 SECTION

Re: Societe Generale (File No. 82-3501)

Dear Sirs:

Governor Tipton
Managing Director
Deputy General Counsel
SG Americas

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, 2005 First Quarter results;
2. Press Release, 2005 First Quarter results;
3. 2004 Annual Report;
4. Press Release, acquisition of Promek Bank (Russia);
5. Press Release, acquisition of Eurobank (Poland); and
6. Press Release, results of May 9, 2005 General Meeting of Shareholders.

Thank you.

Yours truly,

Enclosures


JUN 13 2005

Société Générale
1221 Avenue of the Americas
New York NY 10020
tel 212 278 6974
fax 212 278 7439
governor.tipton@sgcib.com

Paris, 25 April 2005

PRESSE RELEASE

SOCIETE GENERALE ACQUIRES EUROBANK IN POLAND

Société Générale announces the acquisition of consumer credit company **Eurobank** in Poland. The transaction signed on 22 April will be subject to the approval of the banking commission and Polish regulatory authorities.

Launched in September 2003, Eurobank employs 1,100 people and boasts a network of more than 110 sales branches spread over the main polish cities. Thanks to its innovative credit offering and national brand awareness, Eurobank has over 200 million EUR in outstanding loans.

With a population of more than 38 million people and a strong level of household consumer demand, Poland represents in Central Europe one of the greatest development potential for individual loans.

This transaction is in line with the development strategy of the Specialized Financial Services business of Société Générale and adds to the Group's presence in consumer credit in the region which includes : Czech Republic (Essox), Russia (Rusfinance, Promek Bank) and Romania (BRD Finance).

Société Générale Group
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves more than 16 million retail customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,115 billion) and under management (EUR 315 billion, December 2004).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

Société Générale Group in Poland
Société Générale is present in Poland through a large array of services including corporate banking (SG CIB), cash management and financial services including :
- SG Equipment Finance (business finance and vendor programmes)
- ALD Automotive (operational car leasing and fleet management)
- ECS (IT asset leasing and management).

CONTACTS

SOCIETE GENERALE

Jérôme FOURRE
+33(0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Hélène AGABRIEL
+33(0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com

SOCIÉTÉ GÉNÉRALE
A French corporation with share capital of
EUR 542 691 448,76
552 120 222 RCS PARIS



GENERALE

GROUP

Paris, Samara, 30 March 2005

PRESS RELEASE

Société Générale set to acquire Promek Bank

Société Générale and the SOK Group announced today the acquisition by Société Générale of 100% of **Promek Bank**, a subsidiary of the SOK Group.

Closing of the transaction is expected within the next few months and will be subject to the approval of the Central Bank of Russia and the Russian Anti-Monopoly Authority.

Headquartered in Samara, Promek Bank has consumer loans outstanding exceeding 75 million USD of which two thirds are car financing products. Promek Bank has around 500 employees and 48 branches and/or representative offices.

The acquisition of Promek Bank will complement the geographical scope of **Rusfinance**. Rusfinance is the consumer finance subsidiary of Société Générale group in Russia, launched in August 2004 jointly with Barings Vostok Capital Partners. Rusfinance currently employs 600 persons in 15 Russian regions, with a loan portfolio exceeding 50 000 clients. This acquisition will accelerate Rusfinance's development on the car finance market (Promek is currently the financing partner of more than 600 multi-brand dealerships in Russia).

This transaction perfectly fits the development strategy of the Specialized Financial Services business of Société Générale and will also allow synergies with its other activities in Russia (retail banking and car renting).

CONTACTS

SOCIÉTÉ GÉNÉRALE
Jérôme FOURRÉ
+33(0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Hélène AGABRIEL
+33(0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com

SOCIÉTÉ GÉNÉRALE
A French corporation with
share capital of
EUR 542 691 448,75
552 120 222 RCS PARIS


SOCIETE
GENERALE

GROUP

Société Générale Group

Société Générale is one of the largest financial services groups in the euro zone. The Group employs 92,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves more than 16 million retail customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro zone in terms of assets under custody (EUR 1,115 billion) and under management (EUR 315 billion, December 2004).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four main socially-responsible investment indices. www.socgen.com

Rusfinance

Rusfinance is the consumer finance subsidiary of Société Générale group in Russia, launched in August 2004 jointly with Barings Vostok Capital Partners.
Rusfinance currently employs 600 persons in 15 Russian regions, with a loan portfolio exceeding 50 000 clients. Through its powerful IT systems and using modern risk management tools, including scoring systems, Rusfinance focus on consumer loans distribution through two main channels: a direct marketing platform and a network of commercial partners (auto dealers and retail chains all over Russia).
www.rusfinance.ru

SOK Group

One of the most ambitious and fast growing industrial group in Russia, the SOK Group controls more than 40 industrial companies all over Russia. More than 20 companies produce auto component parts and 3 companies – ROSLADA, IZHAUTO and VAZINTERSERVICE – produce cars. Total turnover of the Group in 2004 amounted to USD 1,5 billion. The Group employs more than 80,000 people.

Paris, 11 May 2005

PRESS RELEASE

General Meeting of Shareholders held on 9 May 2005

- Over **1,018 shareholders** attended the meeting held at La Défense near Paris on 9 May 2005 (867 shareholders attended the meeting in 2004).
- Quorum was established at **45,45 %** (46,04 % in 2004).
- **All the resolutions** submitted by the Board of Directors were approved.
- The **2004 financial statements** and **dividend** payment of 3.30 euros were approved.
- **Three directors' mandates** were renewed :
  - Elisabeth LULIN
  - Jean AZEMA
  - Patrick RICARD

  All three are independent directors. Subsequent to these appointments, the Board of Directors comprises 16 members, including eight independent directors and three employees.
- The General Meeting approved reducing the maximum number of **Board of Directors** members from 18 to 15: 13 directors appointed by the General Meeting (compared with the current 15) and 2 directors elected by personnel (compared with the current 3). With regards to directors appointed by personnel, this decision will become effective at the end of their mandates or following the 2006 General Meeting.
- The General Meeting approved increasing the first threshold above which shareholdings must be declared from 0,5% of capital or voting rights to **1,5%.**

CONTACTS

SOCIETE GENERALE

Jérôme FOURRE
+33(0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Hélène AGABRIEL
+33(0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation (Société Anonyme) with share capital EUR 542 691 448,75
552 120 222 RCS PARIS


GENERALE

GROUP

RETAIL BANKING & FINANCIAL SERVICES – ASSET MANAGEMENT, PRIVATE BANKING & SECURITIES SERVICES – CORPORATE & INVESTMENT BANKING

- The General Meeting authorizes the Board of Directors to grant **existing shares** to employees, executives or Chief Executive Officers. The total number of restricted shares thus attributed may not represent more than 1% of Société Générale's capital.

- The General Meeting did not approve the resolution submitted by shareholders representing 0,59 % of Société Générale's capital which aimed to abolish the 15% cap on shareholders' voting rights. This resolution was approved by only 7,33 % of shareholders.

- **Detailed voting results on next page.**

Société Générale Group
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves more than 16 million retail customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,115 billion) and under management (EUR 315 billion, December 2004).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

Results

Resolutions	For	%	Against	Abstention	SUM
1	225 805 199	**99,20**	912 243	900 452	227 618 894
2	188 777 023	**82,94**	38 019 101	822 770	227 618 894
3	225 855 547	**99,22**	813 727	949 620	227 618 894
4	224 186 003	**98,49**	2 406 819	1 026 072	227 618 894
5	214 874 485	**94,40**	11 660 632	1 083 777	227 618 894
6	225 245 145	**98,96**	1 318 604	1 055 145	227 618 894
7	213 268 208	**93,70**	13 277 824	1 072 852	227 618 894
8	179 600 758	**78,90**	46 795 946	1 222 190	227 618 894
9	187 006 611	**82,16**	39 840 119	772 164	227 618 894
10	223 382 869	**98,14**	3 171 843	1 064 182	227 618 894
11	203 645 053	**88,47**	23 153 148	820 693	227 618 894
12	201 477 946	**88,51**	25 036 432	1 104 516	227 618 894
13 (RES A)	16 686 577	**7,33**	195 874 552	15 057 765	227 618 894
14	225 442 946	**99,05**	1 348 169	827 779	227 618 894

Resolutions	Items
1	Approval of the parent company financial statements.
2	Allocation of income and dividend payment -Reallocation of income booked to the special reserve for long term capital gains.
3	Approval of the consolidated financial statements.
4	Approval of the report on agreements covered by article L. 225-38 of the French Commercial Code.
5	Renewal of the Director's mandate of Mr Jean AZEMA.
6	Renewal of the Director's mandate of Mrs Elisabeth LULIN.
7	Renewal of the Director's mandate of Patrick RICARD.
8	Authorization to buy and sell Société Générale shares.
9	Amendments to the Company's by-laws - reduction in the number of Directors.
10	Amendment to the Company's by-laws - increase in the first statutory disclosure threshold of shareholdings.
11	Authorization granted to the Board of Directors to grant existing shares.
12	Authorization to increase capital stock up to a maximum of 10%, in remuneration for contributions of capital stock or securities with an equity component that are not part of a public exchange offer.
13 (A)	(not approved by the boarding of directors) ; cancellation of 15% cap on shareholders' voting rights.
14	Delegation of authority.

Paris, May 25th 2005

PRESS RELEASE

2005 FIRST QUARTER: STRONG RESULTS[1]

- **Strong organic growth in revenue: +18.2%* vs. Q1 04**
- **Sustained increase in gross operating income: +35.0%* vs. Q1 04**
- **Continued low net allocation to provisions**
- **Net income: EUR 1,219 million (+40.6% vs. Q1 04)**
- **Group ROE after tax: 29.5%**
- **Tier One ratio at 31/3/05: 8.1%**

In EUR million	Q1 05	Q1 04	Change
Net banking income	4 704	3 934	+19,6%
*On a like-for-like basis**			*+18,2%*
Operating expenses	-2 985	-2 667	+11,9%
*On a like-for-like basis**			*+10,2%*
Gross operating income	1 719	1 267	+35,7%
*On a like-for-like basis**			*+35,0%*
Operating income	1 646	1 067	+54,3%
*On a like-for-like basis**			*+54,1%*
Net income	1 219	867	+40,6%

	Q1 05	Q1 04
Group ROE after tax	29,5%	21,6%
Business line ROE after tax	33,0%	25,9%

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)

Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

CONTACTS

SOCIETE GENERALE
Jérôme FOURRÉ
+33(0)1 42 14 25 00
Hélène AGABRIEL
+33(0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com
www.ir.socgen.com

SOCIETE GENERALE
A French corporation with share capital of EUR 547,086,336.25
552 120 222 RCS PARIS

[1] Under IFRS standards, including IAS 32&39 and IFRS 4, on the basis of available standards and interpretations at 01/01/2005 as adopted by the European Union.

* When adjusted for changes in Group structure and at constant exchange rates.


GENERALE

GROUP

RETAIL BANKING & FINANCIAL SERVICES – GLOBAL INVESTMENT MANAGEMENT & SERVICES – CORPORATE & INVESTMENT BANKING

At its meeting on May 24th 2005, the Board of Directors of Société Générale approved the results for the first quarter of 2005 under IFRS standards[1]. The Group continued to record sustained growth across all the business lines, with an exceptional performance by the Corporate and Investment Banking Division. The Group posted a Tier One ratio of 8.1% at 31/3/05, thereby confirming its financial strength.

1. GROUP CONSOLIDATED RESULTS

The first quarter of 2005 saw a relatively favourable economic and financial environment on the whole although trends were mixed: economic growth was strong in the United States, but more moderate in Europe; equity markets rallied and the dollar recovered; European interest rates remained low; the volume of deals by European corporates remained limited, notably on the equity capital markets. The credit risk environment remained very favourable.

Against this backdrop the Group recorded strong results. Gross operating income stood at EUR 1,719 million for the quarter, up sharply by 35.0%* compared to Q1 04, while net income rose by 40.6% to EUR 1,219 million.

IAS 32&39, as adopted by the European Union, had very limited impact on the quarter, as anticipated by the Group.

Net banking income

Net banking income for the quarter stood at EUR 4,704 million. In relation to Q1 04, this represented an 18.2%* increase (+19.6% in absolute terms), reflecting strong organic growth in activity. Revenue in all businesses was up, particularly in the Group's growth drivers – Retail Banking outside France, Financial Services and Global Investment Management & Services; the Corporate and Investment Banking Division recorded exceptional results in the first quarter, fully exploiting a favourable environment.

The application of IAS 32&39 had a very limited impact on net banking income for the quarter (NBI up by approximately EUR 70 million). However for a small number of businesses IAS 32&39 introduce an element of volatility that may, in some instances, limit the significance of NBI for assessing the performance of the relevant activities; in the first quarter this applies to the French Networks. In addition, it should be noted that no significant capital gain in respect of disposals was recorded (under NBI, according to IAS 32&39) in the first quarter in the industrial equity portfolio.

---

[1] First quarter 2005 results reviewed by the Statutory Auditors under IFRS standards, including IAS 32&39 and IFRS 4, on the basis of available standards and interpretations at 01/01/2005 as adopted by the European Union. These results are compared to the audited accounts of the first quarter of 2004 reviewed by the Statutory Auditors under IFRS standards, excluding IAS 32&39 and IFRS 4. For the purpose of explanation the Group has also provided an evaluation (not audited by the Statutory Auditors) of the main impacts of the application of IAS 32&39 and IFRS 4 on Q1 05 results.

* When adjusted for changes in Group structure and at constant exchange rates.

These results confirm the Group's capacity to deliver strong growth on a recurrent basis.

Operating expenses

Operating expenses rose by 10.2%* compared to Q1 04, reflecting continued emphasis on investment aimed at ensuring the Group's organic growth and tight cost control.

The application of IAS 32&39 has no impact on operating expenses.

The Group continued to improve its operating efficiency: the Group's cost/income ratio for the quarter was extremely low and stood at 63.5% versus 67.8% in Q1 04. This decline reflects the performance of the growth drivers and the exceptionally low cost/income ratio in the Corporate and Investment Banking Division (54.4%).

Operating income

Gross operating income rose by 35.0%* to EUR 1,719 million compared to Q1 04.

Risk provisioning remained low for the sixth quarter running (17bps in Q1 05). The cost of risk in the French Networks stood at 28bps of risk-weighted assets, thereby confirming the structural improvement in the risk profile. For the fourth quarter running, Corporate & Investment Banking booked a net write-back which stood at EUR 47 million in this quarter; very few provisions were booked on new loans and write-backs were booked on specific provisions, reflecting loans either repaid or sold.

The application of IAS 32&39 produced a limited increase in the Group's risk provisioning for the quarter: excluding the impact of discounting of provisions, the net allocation would have been approximately EUR 15 million lower.

Furthermore in the opening balance sheet at 1/1/05 under IFRS, the amount of portfolio-based provisions stood at approximately EUR 1 billion, which is close to the level of the general credit risk and country risk reserves booked to the Group's balance sheet at 31/12/04 under French standards.

Operating income for the quarter stood at EUR 1,646 million, up sharply by 54.1%* compared to Q1 04 (+54.3% in absolute terms).

Net income

Net income from other assets stood at EUR 166 million (vs. EUR 238 million in Q1 04), as the Group booked in this quarter the revenue from the disposal of its Argentine retail banking subsidiary and its holding in United Arab Bank (United Arab Emirates). After tax (effective tax rate of 28%) and minority interests, net income totalled EUR 1,219 million, up 40.6% on Q1 04.

Group ROE after tax[1] stood at 29.5%, compared to 21.6% last year.

2. CAPITAL BASE

Group shareholders' equity stood at EUR 21.3 billion[2] at March 31st 2005 (vs. EUR 18.7 billion at 1/1/05), representing a book value per share[3] of EUR 50.1. Risk-weighted assets increased by 7.4%* between March 31st 2004 and March 31st 2005 (9.6% in absolute terms). The Tier One ratio stood at 8.1% at 31/3/05 (vs. 7.8% at 1/1/05), thereby confirming the Group's financial strength.

The Group applies a share buyback policy aimed at least at cancelling out the dilutive impact of capital increases reserved for employees and stock option plans. Under this policy the Group bought back 0.6 million shares in the first quarter. At March 31st 2005, following the cancellation of 11 million unallocated treasury shares (i.e. 2.5% of the share capital) in February 2005, Société Générale held 28.3 million of its own shares (excluding those held as part of its trading activities), representing 6.5% of its total share capital. Furthermore the Group bought back a net 3.4 million shares in the second quarter as at May 24th 2005.

The Group is rated Aa2 by Moody's and AA- by S&P and Fitch. Société Générale ranks amongst the highest-rated banking groups.

---

1 Group ROE for Q1 05 is calculated on the basis of average net shareholders' equity under IFRS (including IAS 32&39 and IFRS4), excluding Other Comprehensive Income (unrealised capital gains or losses).

2 This amount includes (i) the deeply subordinated note in the amount of EUR 1 billion issued in January 2005, (ii) the 2004 dividend to be distributed in the amount of EUR 1.3 billion and (iii) unrealised capital gains in the amount of EUR 1.4 billion.

3 Net assets are comprised of Group shareholders' equity, excluding the deeply subordinated note in the amount of EUR 1 billion, but reinstating treasury shares held as part of trading activities. The number of shares taken into account reflects shares issued at March 31st 2005 excluding treasury shares, with the exception of treasury shares held as part of trading activities.

3. RETAIL BANKING AND FINANCIAL SERVICES

French Networks

In EUR million	Q1 05	Q1 04	Change
Net banking income	1,520	1,435	+5.9%
Operating expenses	-1,065	-1,009	+5.6%
Gross operating income	455	426	+6.8%
Net allocation to provisions	-68	-71	-4.2%
Operating income	387	355	+9.0%
Net income	240	218	+10.1%

	Q1 05	Q1 04
ROE after tax	19.8%	18.8%

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The trends of the previous quarters continued into the beginning of 2005, with significant growth in the individual and business customer franchise, strong sales dynamism in all aspects of customer relationships, and significant revenue growth.

Regarding individual customers, the number of current accounts continued to increase, rising by +132,600 compared to end-March 2004, i.e. annualised growth of +2.4%, with the increase standing at +28,400 for the last three months.

Loan issuance in the individual customer segment reached a new quarterly record, with EUR 3.4 billion of new mortgage loans (+27.5% compared to Q1 04), at higher margins than in 2004. Consumer loans also recorded a sharp rise (+18.4% for instalment loans and +8.8% for revolving loans).

Life insurance inflows also reached a record quarterly high, to stand at EUR 2.3 billion – investments in unit-linked policies increased by 52% compared to Q1 04. The inflows into special savings accounts also increased by approximately 15% compared to the same period but did not weigh on the growth in sight deposits.

A similar, favourable trend was observed for business customers: 840 new accounts were opened for high quality customers in the first quarter. Société Générale was the top-ranking bank in the survey by *L'Entreprise* magazine on the quality of banks' relationships with entrepreneurs. Outstanding investment loans increased by 7.2% and operating loans by 3.8% compared to Q1 04.

In financial terms, the consolidated NBI of the Société Générale[1] and Crédit du Nord networks increased by 5.9% compared to Q1 04 to stand at EUR 1,520 million. Regarding the accounts of the French Networks' business, the new accounting standards introduce an element of volatility into net interest income which needs to be restated in order to accurately assess the performance of the business. Similarly to other French banking groups, the Group had in particular to book a provision to the opening balance sheet at 1/1/05 in respect of future commitments under PEL/CEL mortgage savings accounts[2]. The amount of this provision will be revalued each quarter by booking an allowance or a write-back under NBI, taking into account notably the variation in interest rates. In Q1 05, the first quarter to which this method was applied, the Group booked a write-back in the amount of EUR 23 million. The other effects of the implementation of IAS 32&39 were negligible.

As an illustration of this volatility, if IAS 32&39 had been applied as of 1/1/04, the Group would have booked in Q1 04 an allowance to the provision for future commitments under PEL/CEL mortgage savings accounts that would have resulted in an increase in the revenue of the French Networks of almost 10% between Q1 04 and Q1 05. Conversely, assuming neutralisation of the impact of IAS 32&39, this increase would stand at 4.0%, similar to the annual increase recorded in 2004. For 2005 as a whole, excluding the impact of the implementation of IAS 32&39, the Group confirms an upward trend in the French Networks' revenue of approximately 3.5% compared to 2004, taking into account the persistently low level of interest rates.

Net interest income increased by 6.2% compared to Q1 04 (+2.9% compared to Q1 04 excluding the impact of IAS 32&39). The continued erosion of the margin on sight deposits, due to the historically low level of long-term interest rates, was more than offset by the strong growth in outstanding sight deposits (+7.1%). The trend in the interest margin is similar to that of 2004.

Commission income increased by 5.6% compared to Q1 04, mainly due to a sharp rise in financial commissions (+9.3%). The more limited increase in service commissions (+4.4%) includes a small price effect (+0.5%), as both the Société Générale and Crédit du Nord brands seek to maintain the competitive fee structure recognised as such in public surveys.

The increase in operating expenses (+5.6% compared to Q1 04) includes the following non-recurring items: a EUR 18.7 million special bonus booked in full at the beginning of the year under the 2005 wage agreement and, in accordance with the Group's forecasts, an increase on Q1 04 in the charge related to the implementation of IFRS2 (share-based payments), with the latter charge booked under operating expenses by each of the Group's business lines. For 2005 – during which the major part of the restructuring of Société Générale's retail banking network will be completed – the Group confirms an increase in the operating expenses of the French Networks of approximately 3%.

---

[1] The revenue of the Société Générale Network does not include that of the Private Banking business in France, which is booked under the Global Investment Management & Services division.

[2] This provision was booked in accordance with the methodology defined by the CNC (*Conseil National de la Comptabilité*).

The cost/income ratio stood at 70.1% in the first quarter. Gross operating income stood at EUR 455 million, up 6.8% on Q1 04.

The annual cost of risk continued to decline and stood at an annualised low of 28 basis points of risk-weighted assets in relation to outstanding loans, versus 33 basis points in the first quarter of 2004. The impact of discounting of provisions associated with the implementation of IAS 32&39 was limited.

Q1 net income stood at EUR 240 million, up 10.1% on Q1 04.

Quarterly ROE after tax stood at 19.8% versus 18.8% in Q1 04.

Retail Banking outside France

In EUR million	Q1 05	Q1 04	Change
Net banking income	**541**	**419**	**+29.1%**
On a like-for-like basis & at constant exchange rates			*+15.3%*
Operating expenses	**-327**	**-258**	**+26.7%**
On a like-for-like basis & at constant exchange rates			*+10.1%*
Gross operating income	**214**	**161**	**+32.9%**
On a like-for-like basis & at constant exchange rates			*+23.4%*
Net allocation to provisions	**-28**	**-44**	**-36.4%**
Operating income	**186**	**117**	**+59.0%**
Net income	**94**	**55**	**+70.9%**

	Q1 05	Q1 04
ROE after tax	**43.0%**	**32.5%**

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Retail Banking outside France very convincingly confirmed its role as a growth driver for the Group in the first quarter of 2005.

Organic growth was vigorously pursued: the number of branches increased by 94 over one year, with 17 branch openings in the first quarter of 2005, mainly in Europe (in particular Romania and Serbia).

Further to these investments in the network and in the marketing drive, the franchises have grown rapidly: the number of individual customers increased by 620,000 since the end of March 2004, i.e. +14% over one year at comparable structure, including 344,000 in the European branches. Outstanding deposits and loans grew by 7.8%*

and 17.8%* respectively, with a sharp increase of 35%* for loans to individual customers.

Furthermore the division pursued its dynamic management policy regarding its portfolio of holdings: over the quarter, the Group increased its stake in the capital of its Egyptian subsidiary National Société Générale Bank (NSGB) from 54% to 78%; conversely, the retail banking business in Argentina – a non-strategic market for the Group – was sold, as was the 20% minority stake in United Arab Bank.

Quarterly revenue rose sharply by 15.3%* over Q1 04 (+29.1% in absolute terms). The implementation of IAS 32&39 had no significant impact.

Operating expenses increased by 10.1%*, i.e. less than NBI, despite continued investment aimed at further growth and productivity.

Quarterly gross operating income therefore increased by 23.4%* on Q1 04 and the quarterly cost/income ratio stood at 60.4%.

Net allocations to provisions totalled EUR 28 million over the quarter, down sharply from the low level recorded in Q1 04. The impact of discounting of provisions on the division's risk provisioning under IAS 32&39 was limited over the quarter.

Operating income increased by 47.5%* over the quarter.

Net income increased by 70.9% on Q1 04 despite an unfavourable base effect, with a EUR 20 million non-recurring capital gain before tax and minority interests booked in the 1st quarter of 2004, following the disposal of a payment systems subsidiary of Komercni Banka.

Quarterly ROE after tax stood at an exceptionally high level of 43.0%, compared to 32.5% one year ago.

Financial Services

In EUR million	Q1 05	Q1 04	Change
Net banking income	480	420	+14.3%
On a like-for-like basis & at constant exchange rates			*+7.1%*
Operating expenses	-278	-251	+10.8%
On a like-for-like basis & at constant exchange rates			*+2.4%*
Gross operating income	202	169	+19.5%
On a like-for-like basis & at constant exchange rates			*+14.2%*
Net allocation to provisions	-38	-37	+2.7%
Operating income	164	132	+24.2%
Net income	104	83	+25.3%

	Q1 05	Q1 04
ROE after tax	15.7%	14.5%

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The Group's Financial Services activities are mainly comprised of two business lines: Specialised Financing and Life Insurance.

Similarly to Retail Banking outside France, **Specialised Financing** represents a major area of development for the Group.

The Group pursued the sustained organic growth of its consumer credit business. When adjusted for changes in Group structure, new lending increased by 6.7% and outstanding loans increased by 16.0% compared to Q1 04.

Moreover the quarter saw continued external growth in Europe, with:

- consolidation, as of March 1st 2005, of Hanseatic Bank, the banking subsidiary of Otto, the German mail order company,
- and the announcement of the acquisition of Promek Bank in Russia and Eurobank in Poland.

Regarding the vendor and equipment finance business, the quarterly loan issuance of SG Equipment Finance increased by 10.8%* compared to Q1 04 (+24.7% in absolute terms), representing an excellent performance against a backdrop of sluggish investment in Europe.

In operational vehicle leasing and fleet management, ALD Automotive pursued the expansion of its international network during the first quarter, with the establishment of a subsidiary in Croatia and the acquisition of Alfa Oto in Turkey. With a fleet of

527,000 vehicles at end March 2005[1] (+14.8% over one year), ALD Automotive ranks as the second largest European player in terms of outstandings.

Quarterly production at ECS, the leading European player in IT asset leasing and management, was up 6% on Q1 04.

Overall, revenue generated by the **Specialised Financing** business line rose by 7.8%* in relation to Q1 04. The implementation of IAS 32&39 had a limited impact on revenue (EUR +5 million over the quarter) and provisions. Quarterly ROE after tax stood at 18.6%.

In the **Life Insurance** business, Sogecap recorded stable premium income in relation to the first quarter of 2004, which represented a high base. Quarterly net banking income of the Life Insurance business rose by 14.7%* compared to Q1 04, and the impact of the change in accounting standards on NBI was very limited (EUR +2 million).

Overall, the **Financial Services arm** notched up 24.2% growth in quarterly operating income. Its ROE after tax stood at 15.7% in 2004, up on Q1 04 (14.5%).

---

[1] NB: the accounting methodology applied to the fleet of vehicles under management has changed: vehicles financed through leasing (for which outstanding loans are booked under the consumer credit business) in Germany are now excluded.

4. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	Q1 05	Q1 04	Change
Net banking income	**602**	**545**	**+10.5%**
On a like-for-like basis & at constant exchange rates			***+11.5%***
Operating expenses	**-415**	**-395**	**+5.1%**
On a like-for-like basis & at constant exchange rates			***+6.4%***
Gross operating income	**187**	**150**	**+24.7%**
On a like-for-like basis & at constant exchange rates			***+24.8%***
Net allocation to provisions	**127**	**95**	**+33.7%**

	Q1 05	Q1 04
ROE after tax	**5.5**	**6.2**
Assets under management (at end of period)	**326**	**300**

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The Global Investment Management & Services arm includes asset management (SG AM), private banking (SG Private Banking), as well as securities businesses (SG GSSI) and on-line brokerage (Boursorama).

The arm continued to display strong growth momentum: Q1 05 net inflows stood at EUR 5.5 billion. At March 31st 2005, assets under management stood at EUR 326 billion; this amount does not include assets managed by Lyxor Asset Management (EUR 47 billion at March 31st 2005), whose results are consolidated under the Equity and Advisory business line, nor the assets of customers managed directly by the French networks (EUR 79 billion held by customers with assets exceeding EUR 150,000). The Group has therefore confirmed its position as the fourth largest bank-owned asset management company in the euro zone.
Assets under custody at SG GSSI stood at EUR 1,180 billion at March 31 2005, up 10% over the year. The number of lots handled by Fimat (161 million) rose by 5% on Q1 04.

The arm's financial results were also satisfactory, with operating income up 24.8%* on Q1 04 (+24.7% in absolute terms), and the cost/income ratio down sharply by over 3 points at 68.9%. Net income stood at EUR 127 million, up 33.7%.

IAS 32&39 did not have any significant impact on the arm's NBI.

Asset Management

SGAM's asset management and distribution capacity was confirmed again last quarter with net inflows of EUR 4.0 billion (representing an annualised growth rate of

6% of assets under management), underpinned by the dynamism of TCW and a significant contribution by Asia, where the division has substantially strengthened its presence in recent years. Assets under management at SG AM stood at EUR 275.1 billion at the end of March 2005, versus EUR 252.9 billion a year earlier.

Net banking income increased by 19.0%* on Q1 04 to stand at EUR 269 million. This includes a non-recurring commission in the amount of EUR 38 million (compared to EUR 13 million in Q1 04) under a multi-annual distribution agreement in its last year, and reflects a major contribution by TCW.

Tight cost control (+5.5%* on Q1 04) enabled the arm to record a 43.8%* increase in quarterly operating income on Q1 04.

Private Banking

The business line continued its sustained sales drive, and net inflows stood at EUR +1.5 billion over the quarter (representing annualised growth in assets under management of 12%). Overall, assets under management stood at EUR 51.3 billion at the end of March 2005, versus EUR 47.1 billion a year earlier.

The business line recorded an increase in net banking income compared to the first quarter of 2004 (+4.1%*) which represented an exceptionally high base. The gross margin stood at over 100bps for the quarter.

Despite the impact of additions to the sales teams and IT projects in Switzerland and Asia, operating expenses rose moderately (+4.9%* on Q1 04).

Operating income was up 2.5%*, thereby exceeding the record level achieved in Q1 04.

SG GSSI and Boursorama

Despite a mixed market environment in the first quarter, client-driven activity continued to record sustained growth. The **brokerage sub-division of SG GSSI** confirmed its strong positioning (global market share of 5.0%[1] in execution and clearing on listed derivative products in the first quarter of 2005). The number of funds administered by the **Global Custodian sub-division of SG GSSI** rose by 16% on Q1 04. **Boursorama** pursued its diversification strategy aimed at the on-line distribution of savings products.

Net banking income in the business line rose by 7.4%* compared to Q1 04.

Operating expenses increased by 8.1%* on Q1 04, reflecting additions to Fimat's teams and the impact of IT rationalisation within the Brokerage and Global Custodian sub-divisions.

Operating income increased by 3.4%* compared to Q1 04 (+6.9% in absolute terms).

[1] On major derivatives exchanges of which FIMAT is a member.

5. CORPORATE & INVESTMENT BANKING

In EUR million	Q1 05	Q1 04	Change
Net banking income	1,550	1,178	+31.6%
On a like-for-like basis & at constant exchange rates			*+33.7%*
Operating expenses	-843	-713	+18.2%
On a like-for-like basis & at constant exchange rates			*+19.9%*
Gross operating income	707	465	+52.0%
On a like-for-like basis & at constant exchange rates			*+55.0%*
Net allocation to provisions	47	-48	NM
Operating income	754	417	+80.8%
On a like-for-like basis & at constant exchange rates			*+83.9%*
Net income	498	317	+57.1%

	Q1 05	Q1 04
ROE after tax	54.0%	36.0%

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

In a broadly favourable environment, the Corporate & Investment Banking arm recorded exceptionally strong results at the beginning of the year. Strong growth in NBI (+33.7%* compared to Q1 04) was underpinned by sustained client-driven activity and the favourable results of the arbitrage business. These results were achieved as the arm pursued its policy of reasonable growth in outstanding loans, particularly in commercial banking (+6.5% on Q1 04) and maintained tight control of market risks: average VaR stood at a moderate EUR 19.8 million over the quarter (vs. EUR 27.2 million in Q1 04).

Moreover the implementation of IAS 32&39 had a marginal impact on revenue for the quarter (positive impact of approximately EUR 1 million): in particular the spreading over time of the sales margin on structured products ("Day One P&L") produced a limited decline in quarterly revenue (EUR -39 million); conversely, booking Credit Default Swaps at market value to the income statement had a positive impact of approximately EUR 15 million, mainly due to the widening of credit spreads at the end of the quarter, and the mark-to-market valuation of instruments previously valued using the interest accrual method under French accounting standards generated a gain of EUR +25 million; other effects of IAS 32&39 had no significant impact on the arm's quarterly revenue.

The revenue of the **Corporate Banking and Fixed Income** business was up 11.3%* compared to last year which represented a high base. The fixed income business recorded strong growth, driven by very good performance both in client-driven and trading activity, particularly in interest rate and derivative products. The structured finance business also recorded a good quarter. Against a backdrop of lower margins

and less stringent lending covenants, the arm continued to support its clients, using syndication and active management of its portfolio in order to optimise the risk/reward ratio.

The results of the **Equity and Advisory** arm were up sharply by 71.7%* compared to Q1 04. The Equity derivatives business made an exceptionally strong contribution both in terms of client-driven and trading activity in a very favourable market environment, underpinned by rising markets, strong merger and acquisitions activity (a positive factor in respect of risk arbitrage business) and excellent performance in index arbitrage business; trading revenue therefore recorded an exceptional increase in the first quarter. The Cash Equity and Advisory business saw a satisfactory level of activity, particularly in the primary equity market in Europe.

Overall, the net banking income of the **Corporate & Investment Banking** arm was up 33.7%* on Q1 04.

The **Corporate & Investment Banking** arm's operating expenses increased by 19.9%* compared to Q1 04, mainly reflecting the impact of higher variable remuneration as a result of the strong rise in NBI. The division pursued its policy of tight cost control together with targeted investment in line with its strategy.

The cost/income ratio came out at a low level of 54.4% over the quarter and gross operating income was up 55.0%* compared to Q1 04.

In a continued favourable credit risk environment, the Corporate & Investment Banking arm booked a net write-back of provisions of EUR 47 million in the last quarter; the impact of discounting of provisions under IAS 32&39 was not significant over the quarter. Very few provisions were booked on new loans; write-backs were booked on specific provisions, either due to favourable developments in counterparties' financial position, or because the credit was repaid or sold under the bank's policy of active loan book management.

The division's contribution to Group net income stood at EUR 498 million, up sharply by 57.1% compared to Q1 04. The arm posted after-tax profitability in excess of 30% for the eighth quarter running: after-tax ROE stood at 54.0%, compared to 36.0% for the same period last year.

6. CORPORATE CENTRE

The Corporate Centre recorded net income of EUR 156 million in the first quarter.

No significant capital gain – henceforth booked to NBI under IAS 32&39 – was booked in respect of disposals in the industrial equity portfolio. At March 31st 2005, the IFRS net book value of the portfolio excluding unrealised capital gains stood at EUR 1.5 billion, and unrealised capital gains stood at EUR 0.5 billion.

The disposal of the retail banking subsidiary in Argentina was booked (under net income from other assets) in the first quarter as well as that of the Group's holding in United Arab Bank.

2005 financial communication calendar and events

May 30th 2005	**Dividend payment**
August 4th 2005	**Publication of 2005 second quarter results**
September 20th 2005	**Investor Day (Paris)**
November 17th 2005	**Publication of 2005 third quarter results**

This document contains a number of forecasts and comments relating to the targets and strategies of the Société Générale Group.

These forecasts are based on a series of assumptions, both general and specific. As a result, there is a risk that these projections will not be met. Readers are therefore advised not to rely on these figures more than is justified as the Group's future results are liable to be affected by a number of factors and may therefore differ from current estimates.

Readers are advised to take into account factors of uncertainty and risk when basing their investment decisions on information provided in this document.

SUPPLEMENTS

CONSOLIDATED INCOME STATEMENT (in millions of euros)	First quarter 2005	2004	Change	
Net banking income	4,704	3,934	+19.6%	+18.2%(*)
Operating expenses	(2,985)	(2,667)	+11.9%	+10.2%(*)
Gross operating income	**1,719**	**1,267**	**+35.7%**	**+35.0%(*)**
Net allocation to provisions	(73)	(200)	-63.5%	-66.3%(*)
Operating income	**1,646**	**1,067**	**+54.3%**	**+54.1%(*)**
Net income from other assets	166	238	-30.3%	
Net income from companies accounted for by the equity method	5	3	+66.7%	
Impairment of goodwill	0	0	NM	
Income tax	(504)	(365)	+38.1%	
Net income before minority interests	**1,313**	**943**	**+39.2%**	
Minority interests	(94)	(76)	+23.7%	
Net income	**1,219**	**867**	**+40.6%**	
Annualised Group ROE after tax (%)	29.5%	21.6%		
Tier-one ratio at end of period	8.1%	8.4%		

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

(*) when adjusted for changes in Group structure and at constant exchange rates

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	First quarter 2005	2004	Change
Retail Banking & Financial Services	**438**	**356**	**+23.0%**
o.w. French Networks	240	218	+10.1%
o.w. Financial Services	104	83	+25.3%
o.w. Retail Banking outside France	94	55	+70.9%
Global Investment Management & Services	**127**	**95**	**+33.7%**
o.w. Asset Management	75	47	+59.6%
o.w. Private Banking	32	30	+6.7%
o.w. GSSI + Boursorama	20	18	+11.1%
Corporate & Investment Banking	**498**	**317**	**+57.1%**
o.w. Equity & Advisory	219	75	NM
o.w. Corporate Banking & Fixed Income	279	242	+15.3%
CORE BUSINESSES	**1,063**	**768**	**+38.4%**
Corporate Centre	**156**	**99**	**+57.6%**
GROUP	**1,219**	**867**	**+40.6%**

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

(*) when adjusted for changes in Group structure and at constant exchange rates

QUARTERLY RESULTS BY CORE BUSINESS

	2003 French standards				2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Retail Banking & Financial Services									
Net banking income	2,113	2,241	2,240	2,386	2,274	2,425	2,412	2,564	2,541
Operating expenses	-1,465	-1,487	-1,458	-1,573	-1,518	-1,596	-1,581	-1,679	-1,670
Gross operating income	*648*	*754*	*782*	*813*	*756*	*829*	*831*	*885*	*871*
Net allocation to provisions	-134	-157	-171	-185	-152	-154	-137	-146	-134
Operating income	*514*	*597*	*611*	*628*	*604*	*675*	*694*	*739*	*737*
Net income from other assets	-2	3	2	3	17	-7	3	6	8
Net income from companies accounted for by the equity method	4	4	3	2	2	2	1	0	1
Income tax	-175	-205	-209	-216	-213	-231	-236	-257	-246
Net income before minority interests	*341*	*399*	*407*	*417*	*410*	*439*	*462*	*488*	*500*
Minority interests	-44	-46	-48	-49	-54	-58	-56	-50	-62
Net income	*297*	*353*	*359*	*368*	*356*	*381*	*406*	*438*	*438*
Average allocated capital	7,120	7,229	7,354	7,388	7,619	7,885	8,073	8,293	8,374
o.w. French networks									
Net banking income	1,349	1,413	1,419	1,464	1,435	1,467	1,452	1,516	1,520
Operating expenses	-971	-982	-972	-990	-1,009	-1,022	-1,001	-1,037	-1,065
Gross operating income	*378*	*431*	*447*	*474*	*426*	*445*	*451*	*479*	*455*
Net allocation to provisions	-66	-76	-89	-100	-71	-76	-69	-76	-68
Operating income	*312*	*355*	*358*	*374*	*355*	*369*	*382*	*403*	*387*
Net income from other assets	1	4	0	4	-3	-6	3	11	0
Net income from companies accounted for by the equity method	1	1	0	1	1	0	0	1	0
Income tax	-109	-126	-125	-133	-123	-128	-134	-144	-135
Net income before minority interests	*205*	*234*	*233*	*246*	*230*	*235*	*251*	*271*	*252*
Minority interests	-11	-11	-8	-10	-12	-10	-11	-12	-12
Net income	*194*	*223*	*225*	*236*	*218*	*225*	*240*	*259*	*240*
Average allocated capital	4,368	4,463	4,548	4,568	4,649	4,747	4,812	4,871	4,854
o.w. Financial Services									
Net banking income	376	395	390	472	420	449	450	507	480
Operating expenses	-244	-246	-231	-308	-251	-262	-268	-301	-278
Gross operating income	*132*	*149*	*159*	*164*	*169*	*187*	*182*	*206*	*202*
Net allocation to provisions	-33	-39	-39	-44	-37	-37	-32	-30	-38
Operating income	*99*	*110*	*120*	*120*	*132*	*150*	*150*	*176*	*164*
Net income from other assets	0	0	0	-1	0	0	0	-1	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0
Income tax	-36	-40	-43	-43	-48	-54	-53	-63	-57
Net income before minority interests	*63*	*70*	*77*	*76*	*84*	*96*	*97*	*112*	*107*
Minority interests	-3	1	0	1	-1	-2	-3	-2	-3
Net income	*60*	*71*	*77*	*77*	*83*	*94*	*94*	*110*	*104*
Average allocated capital	2,086	2,118	2,153	2,153	2,294	2,335	2,425	2,534	2,645
o.w. Retail Banking outside France									
Net banking income	388	433	431	450	419	509	510	541	541
Operating expenses	-250	-259	-255	-275	-258	-312	-312	-341	-327
Gross operating income	*138*	*174*	*176*	*175*	*161*	*197*	*198*	*200*	*214*
Net allocation to provisions	-35	-42	-43	-41	-44	-41	-36	-40	-28
Operating income	*103*	*132*	*133*	*134*	*117*	*156*	*162*	*160*	*186*
Net income from other assets	-3	-1	2	0	20	-1	0	-4	8
Net income from companies accounted for by the equity method	3	3	3	1	1	2	1	-1	1
Income tax	-30	-39	-41	-40	-42	-49	-49	-50	-54
Net income before minority interests	*73*	*95*	*97*	*95*	*96*	*108*	*114*	*105*	*141*
Minority interests	-30	-36	-40	-40	-41	-46	-42	-36	-47
Net income	*43*	*59*	*57*	*55*	*55*	*62*	*72*	*69*	*94*
Average allocated capital	666	648	653	667	676	803	836	888	875

	2003 French standards				2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Global Investment Management & Services									
Net banking income	439	478	501	565	545	551	541	628	602
Operating expenses	-355	-368	-386	-402	-395	-400	-397	-446	-415
Gross operating income	*84*	*110*	*115*	*163*	*150*	*151*	*144*	*182*	*187*
Net allocation to provisions	0	-6	0	-7	0	-5	-6	4	0
Operating income	*84*	*104*	*115*	*156*	*150*	*146*	*138*	*186*	*187*
Net income from other assets	-1	0	-1	-8	0	1	-2	3	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0
Income tax	-25	-33	-34	-46	-45	-44	-43	-59	-58
Net income before minority interests	*58*	*71*	*80*	*102*	*105*	*103*	*93*	*130*	*129*
Minority interests	1	-5	-5	-12	-10	-7	-12	-17	-2
Net income	*59*	*66*	*75*	*90*	*95*	*96*	*81*	*113*	*127*
Average allocated capital	552	607	659	685	718	806	858	809	825
o.w. Asset Management									
Net banking income	200	211	222	278	230	239	253	325	269
Operating expenses	-140	-139	-143	-161	-149	-152	-157	-184	-154
Gross operating income	*60*	*72*	*79*	*117*	*81*	*87*	*96*	*141*	*115*
Net allocation to provisions	0	0	0	-2	0	0	-5	5	0
Operating income	*60*	*72*	*79*	*115*	*81*	*87*	*91*	*146*	*115*
Net income from other assets	-1	0	-1	-9	0	1	-1	-2	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0
Income tax	-20	-25	-26	-36	-28	-30	-30	-49	-39
Net income before minority interests	*39*	*47*	*52*	*70*	*53*	*58*	*60*	*95*	*76*
Minority interests	-1	-5	-5	-9	-6	-6	-10	-13	-1
Net income	*38*	*42*	*47*	*61*	*47*	*52*	*50*	*82*	*75*
Average allocated capital	224	226	248	250	264	329	370	337	291
o.w. Private Banking									
Net banking income	80	80	103	112	122	114	109	118	127
Operating expenses	-63	-65	-75	-87	-82	-82	-80	-90	-86
Gross operating income	*17*	*15*	*28*	*25*	*40*	*32*	*29*	*28*	*41*
Net allocation to provisions	0	0	0	0	0	-4	-2	-1	0
Operating income	*17*	*15*	*28*	*25*	*40*	*28*	*27*	*27*	*41*
Net income from other assets	0	0	0	0	0	0	-1	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0
Income tax	-3	-2	-5	-4	-8	-5	-5	-5	-9
Net income before minority interests	*14*	*13*	*23*	*21*	*32*	*23*	*21*	*22*	*32*
Minority interests	0	0	-2	-2	-2	-1	-2	-3	0
Net income	*14*	*13*	*21*	*19*	*30*	*22*	*19*	*19*	*32*
Average allocated capital	157	164	182	219	232	250	265	266	294
o.w. GSSI & Boursorama									
Net banking income	159	187	176	175	193	198	179	185	206
Operating expenses	-152	-164	-168	-154	-164	-166	-160	-172	-175
Gross operating income	*7*	*23*	*8*	*21*	*29*	*32*	*19*	*13*	*31*
Net allocation to provisions	0	-6	0	-5	0	-1	1	0	0
Operating income	*7*	*17*	*8*	*16*	*29*	*31*	*20*	*13*	*31*
Net income from other assets	0	0	0	1	0	0	0	5	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0
Income tax	-2	-6	-3	-6	-9	-9	-8	-5	-10
Net income before minority interests	*5*	*11*	*5*	*11*	*20*	*22*	*12*	*13*	*21*
Minority interests	2	0	2	-1	-2	0	0	-1	-1
Net income	*7*	*11*	*7*	*10*	*18*	*22*	*12*	*12*	*20*
Average allocated capital	171	217	229	216	222	227	223	206	240

	2003 French standards				2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Corporate and Investment Banking									
Net banking income	1,091	1,364	1,216	1,063	1,178	1,110	1,208	1,231	1,550
Operating expenses	-675	-763	-731	-744	-713	-687	-768	-756	-843
Gross operating income	*416*	*601*	*485*	*319*	*465*	*423*	*440*	*475*	*707*
Net allocation to provisions	-186	-201	-139	16	-48	34	36	39	47
Operating income	*230*	*400*	*346*	*335*	*417*	*457*	*476*	*514*	*754*
Net income from other assets	0	1	2	24	2	-1	2	13	0
Net income from companies accounted for by the equity method	1	6	2	8	0	9	3	14	4
Income tax	-39	-95	-74	-87	-100	-111	-111	-125	-257
Net income before minority interests	*192*	*312*	*276*	*280*	*319*	*354*	*370*	*416*	*501*
Minority interests	-1	-3	-2	-2	-2	-1	-2	-1	-3
Net income	*191*	*309*	*274*	*278*	*317*	*353*	*368*	*415*	*498*
Average allocated capital	3,605	3,612	3,609	3,529	3,524	3,581	3,620	3,666	3,686
o.w. Equity and Advisory									
Net banking income	369	562	505	428	440	517	560	512	740
Operating expenses	-281	-342	-358	-348	-316	-329	-374	-336	-378
Gross operating income	*88*	*220*	*147*	*80*	*124*	*188*	*186*	*176*	*362*
Net allocation to provisions	0	-10	0	-27	-31	0	-2	-12	19
Operating income	*88*	*210*	*147*	*53*	*93*	*188*	*184*	*164*	*381*
Net income from other assets	-2	0	0	0	0	-2	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	-1	-1	0	1	0
Income tax	-16	-59	-30	-17	-17	-46	-38	-49	-162
Net income before minority interests	*70*	*151*	*117*	*36*	*75*	*139*	*146*	*116*	*219*
Minority interests	0	0	0	0	0	0	0	0	0
Net income	*70*	*151*	*117*	*36*	*75*	*139*	*146*	*116*	*219*
Average allocated capital	407	407	403	404	428	445	434	378	352
o.w. Corporate Banking and Fixed Income									
Net banking income	722	802	711	635	738	593	648	719	810
Operating expenses	-394	-421	-373	-396	-397	-358	-394	-420	-465
Gross operating income	*328*	*381*	*338*	*239*	*341*	*235*	*254*	*299*	*345*
Net allocation to provisions	-186	-191	-139	43	-17	34	38	51	28
Operating income	*142*	*190*	*199*	*282*	*324*	*269*	*292*	*350*	*373*
Net income from other assets	2	1	2	24	2	1	2	13	0
Net income from companies accounted for by the equity method	1	6	2	8	1	10	3	13	4
Income tax	-23	-36	-44	-70	-83	-65	-73	-76	-95
Net income before minority interests	*122*	*161*	*159*	*244*	*244*	*215*	*224*	*300*	*282*
Minority interests	-1	-3	-2	-2	-2	-1	-2	-1	-3
Net income	*121*	*158*	*157*	*242*	*242*	*214*	*222*	*299*	*279*
Average allocated capital	3,198	3,205	3,206	3,125	3,096	3,136	3,186	3,288	3,334
Corporate Centre									
Net banking income	106	23	-95	-94	-63	-21	-83	-94	11
Operating expenses	-24	-34	-21	-82	-41	-22	-1	-62	-57
Gross operating income	*82*	*-11*	*-116*	*-176*	*-104*	*-43*	*-84*	*-156*	*-46*
Net allocation to provisions	-10	-13	-28	-5	0	-1	-7	-25	14
Operating income	*72*	*-24*	*-144*	*-181*	*-104*	*-44*	*-91*	*-181*	*-32*
Net income from other assets	-109	235	142	106	219	-13	1	-49	158
Net income from companies accounted for by the equity method	5	2	1	5	1	1	6	1	0
Exceptional items and FGBR	0	-150	0	0	0	0	0	0	0
Impairment of goodwill	-40	-60	-45	-72	0	0	4	0	0
Income tax	20	-25	21	61	-7	55	46	101	57
Net income before minority interests	*-52*	*-22*	*-25*	*-81*	*109*	*-1*	*-34*	*-128*	*183*
Minority interests	-12	-11	-13	-11	-10	-18	-15	-29	-27
Net income	*-64*	*-33*	*-38*	*-92*	*99*	*-19*	*-49*	*-157*	*156*
Average allocated capital	3,501	3,561	3,833	4,111	4,183	4,116	4,193	4,320	3,644

	2003 French standards				2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
GROUP									
Net banking income	3,749	4,106	3,862	3,920	3,934	4,065	4,078	4,329	4,704
Operating expenses	-2,519	-2,652	-2,596	-2,801	-2,667	-2,705	-2,747	-2,943	-2,985
Gross operating income	*1,230*	*1,454*	*1,266*	*1,119*	*1,267*	*1,360*	*1,331*	*1,386*	*1,719*
Net allocation to provisions	-330	-377	-338	-181	-200	-126	-114	-128	-73
Operating income	*900*	*1,077*	*928*	*938*	*1,067*	*1,234*	*1,217*	*1,258*	*1,646*
Net income from other assets	-112	239	145	125	238	-20	4	-27	166
Net income from companies accounted for by the equity method	10	12	6	15	3	12	10	15	5
Exceptional items and FGBR	0	-150	0	0	0	0	0	0	0
Impairment of goodwill	-40	-60	-45	-72	0	0	4	0	0
Income tax	-219	-358	-296	-288	-365	-331	-344	-340	-504
Net income before minority interests	*539*	*760*	*738*	*718*	*943*	*895*	*891*	*906*	*1,313*
Minority interests	-56	-65	-68	-74	-76	-84	-85	-97	-94
Net income	*483*	*695*	*670*	*644*	*867*	*811*	*806*	*809*	*1,219*
Average allocated capital	14,778	15,009	15,455	15,713	16,044	16,388	16,744	17,088	16,529

QUARTERLY NET INCOME BY CORE BUSINESS

	2003 French standards				2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Retail Banking & Financial Services	**297**	**353**	**359**	**368**	**356**	**381**	**406**	**438**	**438**
French Networks	194	223	225	236	218	225	240	259	240
Financial Services	60	71	77	77	83	94	94	110	104
Retail Banking outside France	43	59	57	55	55	62	72	69	94
GIMS	**59**	**66**	**75**	**90**	**95**	**96**	**81**	**113**	**127**
Asset management	38	42	47	61	47	52	50	82	75
Private Banking	14	13	21	19	30	22	19	19	32
GSSI + Boursorama	7	11	7	10	18	22	12	12	20
Corporate & Investment Banking	**191**	**309**	**274**	**278**	**317**	**353**	**368**	**415**	**498**
Equity & Advisory	70	151	117	36	75	139	146	116	219
Corporate Banking & Fixed Income	121	158	157	242	242	214	222	299	279
CORE BUSINESSES	**547**	**728**	**708**	**736**	**768**	**830**	**855**	**966**	**1,063**
Corporate Centre	**-64**	**-33**	**-38**	**-92**	**99**	**-19**	**-49**	**-157**	**156**
GROUP	**483**	**695**	**670**	**644**	**867**	**811**	**806**	**809**	**1,219**

QUARTERLY ROE AFTER TAX BY CORE BUSINESS

	2003 French standards				2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)
(%)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Retail Banking & Financial Services	**16.7%**	**19.5%**	**19.5%**	**19.9%**	**18.7%**	**19.3%**	**20.1%**	**21.1%**	**20.9%**
French Networks	17.8%	20.0%	19.8%	20.7%	18.8%	19.0%	20.0%	21.3%	19.8%
Financial Services	11.5%	13.4%	14.3%	14.3%	14.5%	16.1%	15.5%	17.4%	15.7%
Retail Banking outside France	25.8%	36.4%	34.9%	33.0%	32.5%	30.9%	34.4%	31.1%	43.0%
GIMS	**42.8%**	**43.5%**	**45.5%**	**52.6%**	**52.9%**	**47.6%**	**37.8%**	**55.9%**	**61.6%**
Asset Management	67.9%	74.3%	75.8%	97.6%	71.2%	63.2%	54.1%	97.3%	103.1%
Private Banking	35.7%	31.7%	46.2%	34.5%	51.7%	35.2%	28.7%	28.6%	43.5%
GSSI + Boursorama	16.4%	20.3%	12.2%	18.5%	32.4%	38.8%	21.5%	23.3%	33.3%
Corporate & Investment Banking	**21.2%**	**34.2%**	**30.4%**	**31.5%**	**36.0%**	**39.4%**	**40.7%**	**45.3%**	**54.0%**
Equity & Advisory	68.8%	148.4%	116.1%	35.6%	70.1%	124.9%	134.6%	122.8%	248.9%
Corporate Banking & Fixed Income	15.1%	19.7%	19.6%	31.0%	31.3%	27.3%	27.9%	36.4%	33.5%
CORE BUSINESSES	**19.4%**	**25.4%**	**24.4%**	**25.4%**	**25.9%**	**27.1%**	**27.2%**	**30.3%**	**33.0%**
GROUP	**13.1%**	**18.5%**	**17.3%**	**16.4%**	**21.6%**	**19.8%**	**19.3%**	**18.9%**	**29.5%**


25 / 05 / 2005

SOCIETE GENERALE

FIRST-QUARTER 2005 RESULTS


GENERALE
GROUP



Disclaimer

The following presentation contains a number of forecasts and comments relating to Société Générale's targets and strategies.

These forecasts are based on a series of assumptions, both general and specific. As a result, there is a risk that these projections will not be met. Readers are therefore advised not to rely on these figures more than is justified as the Group's future results are liable to be affected by a number of factors and may therefore differ from current estimates.

Readers should take into account elements of uncertainty and risk when basing their investment decisions on information provided in this presentation.

As of this quarter, the Group's results are presented in accordance with the new IFRS accounting standards. Under European regulations, Q1 05 results are presented under IFRS including IAS 32-39 and IFRS 4 (in their current form and interpretation) and 2004 results are presented under IFRS excluding IAS 32-39 and IFRS 4.



■ Group results

□ Results of core businesses

- Retail Banking & Financial Services
- Global Investment Management & Services
- Corporate & Investment Banking

□ Conclusion

□ Supplements



A very good Q1 2005, marked by:

- Particularly robust organic growth in all the core businesses
- Continued acquisitions
- Maintenance of a very low level of risk provisioning

The Group's results, presented under IFRS excluding IAS 32 & 39 and IFRS 4 for Q1 04, and including IAS 32 & 39 and IFRS 4 for Q1 05, have been reviewed by the Statutory Auditors.
The Group also provides an assessment in this presentation of the Q1 05 impact of IAS 32 & 39 and IFRS 4, which has not been reviewed by the Statutory Auditors.



An excellent start to the year

- **Strong organic growth in NBI: +18.2%* vs. Q1 04**
  - of which +1.8%* linked to implementation of IAS 32 & 39 (overall impact of EUR +70m)
- **Operating expenses: +10.2%* vs. Q1 04**
  - Unaffected by implementation of IAS 32 & 39
- **Very low cost of risk: 17 bp**
  - Increase linked to discounting of provisions (IAS 39): EUR +15m

➯ **Group ROE** after tax: 29.5%**

In EUR m	Q1 04	Q1 05	Change	
Net banking income	3,934	4,704	+19.6%	+18.2%*
Operating expenses	(2,667)	(2,985)	+11.9%	+10.2%*
Gross operating income	**1,267**	**1,719**	**+35.7%**	**+35.0%***
Net allocation to provisions	(200)	(73)	-63.5%	-66.3%*
Operating income	**1,067**	**1,646**	**+54.3%**	**+54.1%***
Net income from companies accounted for by the equity method	3	5		
Net income from other assets	238	166		
Net income	**867**	**1,219**	**+40.6%**	**+42.0%***
Group ROE (after tax)	21.6%	29.5%		
C/I ratio	67.8%	63.5%		
Tier-one ratio	8.4%	8.1%		
Risk-weighted assets (end of period, in EUR bn)	201.9	221.3		

* When adjusted for changes in Group structure and at constant exchange rates
** Group ROE for Q1 05 is calculated on the basis of average net shareholders' equity under IFRS (including IAS 32 & 39 and IFRS 4), excluding unrealised capital gains or losses.

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Strong revenue growth across the board

- **Substantial rise in Retail Banking and Financial Services activities**
  - NBI for French Networks: +5.9% vs. Q1 04, +4.0% excl. effect of IAS 32 & 39**
- **Sustained business levels in Global Investment Management & Services**
- **Exceptional quarter in Corporate and Investment Banking**
  - Overall neutral impact of IAS 32 & 39


NBI (in EUR m)
3,934
1,178
545
419
420
1,435
4,704
1,550
602
541
480
1,520
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Change
Q1 05/Q1 04
+18.2%*
Corporate & Investment Banking
(+33.7%*)
GIMS
(+11.5%*)
Retail Banking outside France
(+15.3%*)
Financial Services
(+7.1%*)
French Networks
(+5.9%)
Corporate Centre

* When adjusted for changes in Group structure and at constant exchange rates
** NBI growth for the French Networks comes out at around 10% if the impact of PEL/CEL provisions is simulated for Q1 04

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Control of costs and improvements in operating efficiency

- **Operating expenses for French Networks: +5.6% vs. Q1 04, taking into account non-recurrent effects**
  - Bonus under 2005 wage agreement
  - Increase in expenses linked to IFRS 2
- **Further improvements in operating efficiency**
  - Global Investment Management & Services: 68.9% (vs. 72.5% in Q1 04)
  - Retail Banking outside France: 60.4% (vs. 61.6% in Q1 04)
  - Financial Services: 57.9% (vs. 59.8% in Q1 04)
- **Exceptionally low C/I ratio in Corporate & Investment Banking: 54.4%**

➭ **Group C/I ratio: 63.5%**


Operating expenses (in EUR m)
2,667
2,985
713
395
258
251
1,009
843
415
327
278
1,065
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Change
Q1 05/Q1 04
+10.2%*
Corporate & Investment Banking
(+19.9%*)
GIMS
(+6.4%*)
Retail Banking outside France
(+10.1%*)
Financial Services
(+2.4%*)
French Networks
(+5.6%)
Corporate Centre

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

* When adjusted for changes in Group structure and at constant exchange rates

Risk provisioning kept at a very low level

- **Low cost of risk for the Group**
  - 17 bp (vs. average of 48 bp over the period 2000-2004)
  - 14 bp excluding discounting effect of IAS 32 & 39 (EUR +15m)
- **French Networks**
  - Cost of risk:
    28 bp in Q1 05 (vs. 33 bp in Q1 04)
- **Corporate & Investment Banking**
  - Very few new loans provisioned
  - Write-back of specific provisions following repayment or sale of loans

Net allocation to provisions (in EUR m)


200
126
114
128
73
48
152
154
137
146
134
-34
-36
-39
-47
Corporate Centre & GIMS
Retail Banking & Financial Services
Corporate & Investment Banking
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05
Annualised cost of commercial risk* as proportion of RWA at end of period (in bp)	31	22	18	13	17
Risk-weighted assets at end of period (excl. Market activities), in EUR bn	194	201	206	210	215

* Specific provisioning for identified risks + general credit risk reserve in 2004; specific provisioning for identified risks + portfolio-based provisions as of Q1 05.

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32& 39 and IFRS 4)



- Group results

- **Results of core businesses**
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking

- Conclusion

- Supplements



RETAIL BANKING AND FINANCIAL SERVICES

Q1 05 NBI:
+11.7% vs. Q1 04; +7.9% like-for-like

Q1 05 net income:
EUR 438m, +23.0% vs. Q1 04

Q1 05 ROE after tax:
20.9%

Individual customers:
17.1 million (+12% vs. end-March 2004)



54%
of Group
NBI
French
Networks
32%
ROE: 19.8%
International
Networks
12%
ROE: 43.0%
Financial
Services
10%
ROE: 15.7%

Q1 05 NBI: EUR 2,541m

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Very dynamic commercial activity

- **Steady rise in number of personal current accounts**
  - +132,600 current accounts vs. Q1 04 (+2.4%) o/w +28,400 in Q1 05
- **High savings inflows**
  - Life insurance: EUR 2.3bn (+2.6% vs. Q1 04) o/w investments in unit-linked policies: +52% vs. Q1 04
  - Customer deposits: EUR 1.5bn (+23% vs. Q1 04)
- **Strong rise in new lending to individuals**
  - Mortgage loans: EUR 3.4bn (+27.5% vs. Q1 04)
  - Consumer instalment loans: EUR 0.9bn (+18.4% vs. Q1 04)
  - Revolving loans: EUR 1.2bn (+8.8% vs. Q1 04)
- **Expansion of business customer base**
  - 840 new relationships established with good quality SMEs (+5.5% vs. Q1 04)
  - Investment loans: outstanding of EUR 33.4bn (+7.2% vs. Q1 04)
  - Operating loans: outstanding of EUR 12.0bn (+3.8% vs. Q1 04)

Individual customers: steady performances


Change since 2000
+65%
Outstanding mortgage loans
+30%
Outstanding deposits
+27%
Outstanding consumer credit
+17%
Average balance per personal current a/c
+11%
No. of personal current a/c
170
160
150
140
130
120
110
100
2000
2001
2002
2003
2004
Q1 05



Sustained rise in revenues

- **NBI: +5.9% vs. Q1 04 but needs to be adjusted for IAS 32 & 39**
  - NBI growth excl. effect of IAS 32 & 39: +4.0% vs. Q1 04
  - Main impact in Q1 05: EUR 23m write-back of provisions for PEL/CEL mortgage savings accounts
- **Fee & commission income: +5.6% vs. Q1 04**
  - Financial commissions: +9.3% vs. Q1 04
  - Service commissions: +4.4% vs. Q1 04
    - o/w price effect: +0.5%
- **Net interest income: +2.9% vs. Q1 04 excl. effect of IAS 32 & 39**
  - Average outstanding deposits
    - Sight deposits: +7.1%
    - Special savings a/c: +5.1%
  - Average outstanding loans: +8.3%
    - o/w individual customers: +12.5%
    - o/w business customers: +4.1%
  - Interest margin: 3.19%; -17 bp vs. Q1 04
    -4 bp vs. Q4 04


1,435
1,467
1,452
1,516
1,520
NBI
151
159
136
175
165
Financial commissions
458
475
457
460
478
Service commissions
52
50
61
82
85
Other (incl. change in PEL/CEL provisions as of Q1 05)
306
307
303
305
300
Interest income on business customers
468
476
495
494
492
Interest income on individual customers
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Good results

- **NBI: +5.9% vs. Q1 04**
- **Operating expenses: +5.6% vs. Q1 04**
  - One-off bonus linked to 2005 wage agreement: EUR 18.7m
  - Increase linked to impact of IFRS 2: EUR +4m
  - 4D programme: 59% of back-offices at sales outlets were managed by a regional Customer Service Department at 31/03/05
- **Cost of risk: 28 bp vs. 33 bp in Q1 04**

In EUR m	Q1 04	Q1 05	Change
Net banking income	1,435	1,520	+5.9%
Operating expenses	(1,009)	(1,065)	+5.6%
Gross operating income	**426**	**455**	**+6.8%**
Net allocation to provisions	(71)	(68)	-4.2%
Operating incomes	**355**	**387**	**+9.0%**
Net income	**218**	**240**	**+10.1%**
ROE after tax	18.8%	19.8%	
C/I ratio	70.3%	70.1%	

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Dynamic pace of growth

- **Excellent commercial performances**
  - Customer base:
    +620,000 individual customers vs. Q1 04 (+14%) on same scope basis
    - o/w Europe (EU and pre-EU): +344,000 vs. Q1 04 (+12%) on same scope basis
  - Outstanding deposits: +7.8%* vs. Q1 04
  - Outstanding loans:
    +17.8%* vs. Q1 04 (o/w individuals: +35%*)
- **Continued expansion of the network**
  - +94 branches vs. Q1 04 on same scope basis
  - +17 branches in Q1 05 on same scope basis
- **Change in consolidation scope**
  - Sale of Argentine subsidiary and of stake in United Arab Bank
  - Increase in stake in Egypt from 54% to 78%
  - Integration of Algeria


Geographical breakdown of NBI
+29%
419
541
41%
16%
43%
36%
17%
47%
Rest of world
Pre-EU
EU
Q1 04
Q1 05

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

* When adjusted for changes in Group structure and at constant exchange rates

Substantial rise in contribution to Group results

- **Strong increase in NBI: +15.3%* vs. Q1 04**
  - Impact of IAS 32 & 39 not significant this quarter
- **Costs kept under control, in a context of sustained investment: +10.1%* vs. Q1 04**
- **Decline in cost of risk**

In EUR m	Q1 04	Q1 05	Change	
Net banking income	419	541	+29.1%	+15.3%*
Operating expenses	(258)	(327)	+26.7%	+10.1%*
Gross operating income	**161**	**214**	**+32.9%**	**+23.4%***
Net allocation to provisions	(44)	(28)	-36.4%	-42.2%*
Operating income	**117**	**186**	**+59.0%**	**+47.5%***
Net income from other assets	20	8	-60.0%	NM
Net income	**55**	**94**	**+70.9%**	**+47.4%***
ROE after tax	32.5%	43.0%		
C/I ratio	61.6%	60.4%		

* When adjusted for changes in Group structure and at constant exchange rates

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Business finance and services: continued expansion in Europe

- **Vendor and equipment finance**
  - SG Equipment Finance No.1 in Europe
  - New financing in Q1 05: +10.8%* vs. Q1 04
- **Operational vehicle leasing and fleet management**
  - ALD No.2 in Europe in terms of outstanding loans
  - Fleet under management: 527,000 vehicles** (+14.8% vs. Q1 04)
  - Acquisition of Alfa Oto in Turkey, creation of subsidiary in Croatia
- **IT asset leasing and management**
  - ECS No.1 in Europe
  - New financing in Q1 05: +6% vs. Q1 04
  - Creation of services subsidiaries (Solutis) in Switzerland, the Netherlands and Poland


○ Operational vehicle leasing & fleet management
● Vendor & equipment finance
● IT asset leasing & management

* When adjusted for changes in Group structure
** Accounting treatment modified as of Q1 05



Consumer credit: buoyant growth in Europe

- **Commercial activity**
  - Sustained loan issuance: +6.7%* vs. Q1 04
  - Outstanding loans: +16.0%* vs. Q1 04
- **An expanding business**
  - Organic growth in France
    - Loan issuance**: +9% vs. Q1 04
    - Outstanding loans**: +8% vs. Q1 04
    - Resilient margins
  - Acquisitions in Europe
    - Consolidation of Hanseatic Bank's results for March
    - Announced acquisitions of Promek Bank in Russia and Eurobank in Poland

Geographical breakdown of outstanding loans (in EUR bn)**


10.2
X2.7
3.8
4%
25%
32%
39%
23%
77%
Other
Germany
Italy
France
2000
Q1 05

* When adjusted for changes in Group structure
** Excluding EUR 7.5bn of outstanding loans for the French Networks

Growth in financial results

- **Specialised Financing**
  - NBI: +7.8%* vs. Q1 04
    - Impact of IAS 32 & 39: EUR +5m
  - Operating expenses: +7.3%* vs. Q1 04
  - ROE after tax: 18.6%
- **Life insurance**
  - NBI: +14.7%* vs. Q1 04
    - Impact of IAS 32 & 39: EUR +2m

In EUR m	Q1 04	Q1 05	Change	
Net banking income	420	480	+14.3%	+7.1%*
o.w. specialised financing	*321*	*374*	*+16.5%*	*+7.8%**
Operating expenses	(251)	(278)	+10.8%	+2.4%*
Gross operating income	**169**	**202**	**+19.5%**	**+14.2%***
Net allocation to provisions	(37)	(38)	+2.7%	-8.1%*
Operating income	**132**	**164**	**+24.2%**	**+20.5%***
o.w. specialised financing	***92***	***114***	***+23.9%***	***+16.3%****
Net income	**83**	**104**	**+25.3%**	**+22.9%***
ROE after tax	14.5%	15.7%		
C/I ratio	59.8%	57.9%		

* When adjusted for changes in Group structure and at constant exchange rates

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



GLOBAL INVESTMENT MANAGEMENT & SERVICES

Q1 05 NBI:
+10.5% vs. Q1 04; +11.5% like-for-like

Q1 05 net income:
EUR 127m (+33.7% vs. Q1 04)

Q1 05 net inflows:
EUR 5.5bn (i.e. on annualised basis, 7% of assets under management)


13%
of Group
NBI

Q1 05 NBI: EUR 602m

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Maintenance of growth momentum

- **Asset Management**
  - Strong performances, notably from TCW and in Asia
- **Private Banking**
  - Excellent business levels across the board
- **GSSI**
  - FIMAT:
    - Increase in number of lots processed: 161 million (+5% vs. Q1 04)
  - Rise in assets under custody: EUR 1,180bn (+10% vs. Q1 04)
- **Boursorama**
  - AuM: EUR 4bn (+36%* vs. Q1 04)
    - Strong growth in savings inflows. Outstanding of EUR 1.5bn at 31/03/05 (+96%* vs. Q1 04)
  - Finalisation of acquisition of Veritas AG, consolidated as of Q1 05


Assets under management (in EUR bn)
298
269
284
315
326
258
232
239
267
275
Asset Management
40
37
45
48
51
Private Banking
2001
2002
2003
2004
Q1 05


Assets under custody (in EUR bn)
808
864
1,023
1,115
1,180
2001
2002
2003
2004
Q1 05

* When adjusted for changes in Group structure


25 / 05 / 2005

SOCIETE GENERALE

FIRST-QUARTER 2005 RESULTS


GENERALE

GROUP



Disclaimer

The following presentation contains a number of forecasts and comments relating to Société Générale's targets and strategies.

These forecasts are based on a series of assumptions, both general and specific. As a result, there is a risk that these projections will not be met. Readers are therefore advised not to rely on these figures more than is justified as the Group's future results are liable to be affected by a number of factors and may therefore differ from current estimates.

Readers should take into account elements of uncertainty and risk when basing their investment decisions on information provided in this presentation.

As of this quarter, the Group's results are presented in accordance with the new IFRS accounting standards. Under European regulations, Q1 05 results are presented under IFRS including IAS 32-39 and IFRS 4 (in their current form and interpretation) and 2004 results are presented under IFRS excluding IAS 32-39 and IFRS 4.



■ Group results

- Results of core businesses
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking
- Conclusion
- Supplements



A very good Q1 2005, marked by:

- Particularly robust organic growth in all the core businesses
- Continued acquisitions
- Maintenance of a very low level of risk provisioning

The Group's results, presented under IFRS excluding IAS 32 & 39 and IFRS 4 for Q1 04, and including IAS 32 & 39 and IFRS 4 for Q1 05, have been reviewed by the Statutory Auditors.
The Group also provides an assessment in this presentation of the Q1 05 impact of IAS 32 & 39 and IFRS 4, which has not been reviewed by the Statutory Auditors.

An excellent start to the year

- **Strong organic growth in NBI: +18.2%* vs. Q1 04**
  - of which +1.8%* linked to implementation of IAS 32 & 39 (overall impact of EUR +70m)
- **Operating expenses: +10.2%* vs. Q1 04**
  - Unaffected by implementation of IAS 32 & 39
- **Very low cost of risk: 17 bp**
  - Increase linked to discounting of provisions (IAS 39): EUR +15m

➯ **Group ROE** after tax: 29.5%**

In EUR m	Q1 04	Q1 05	Change	
Net banking income	3,934	4,704	+19.6%	+18.2%*
Operating expenses	(2,667)	(2,985)	+11.9%	+10.2%*
Gross operating income	**1,267**	**1,719**	**+35.7%**	**+35.0%***
Net allocation to provisions	(200)	(73)	-63.5%	-66.3%*
Operating income	**1,067**	**1,646**	**+54.3%**	**+54.1%***
Net income from companies accounted for by the equity method	3	5		
Net income from other assets	238	166		
Net income	**867**	**1,219**	**+40.6%**	**+42.0%***
Group ROE (after tax)	21.6%	29.5%		
C/I ratio	67.8%	63.5%		
Tier-one ratio	8.4%	8.1%		
Risk-weighted assets (end of period, in EUR bn)	201.9	221.3		

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

* When adjusted for changes in Group structure and at constant exchange rates
** Group ROE for Q1 05 is calculated on the basis of average net shareholders' equity under IFRS (including IAS 32 & 39 and IFRS 4), excluding unrealised capital gains or losses.

Strong revenue growth across the board

- **Substantial rise in Retail Banking and Financial Services activities**
  - NBI for French Networks: +5.9% vs. Q1 04, +4.0% excl. effect of IAS 32 & 39**
- **Sustained business levels in Global Investment Management & Services**
- **Exceptional quarter in Corporate and Investment Banking**
  - Overall neutral impact of IAS 32 & 39



NBI (in EUR m)
3,934
4,704
1,178
545
419
420
1,435
1,550
602
541
480
1,520
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Change Q1 05/Q1 04
+18.2%*
Corporate & Investment Banking
(+33.7%*)
GIMS
(+11.5%*)
Retail Banking outside France
(+15.3%*)
Financial Services
(+7.1%*)
French Networks
(+5.9%)
Corporate Centre

* When adjusted for changes in Group structure and at constant exchange rates

** NBI growth for the French Networks comes out at around 10% if the impact of PEL/CEL provisions is simulated for Q1 04

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Control of costs and improvements in operating efficiency

- **Operating expenses for French Networks: +5.6% vs. Q1 04, taking into account non-recurrent effects**
  - Bonus under 2005 wage agreement
  - Increase in expenses linked to IFRS 2
- **Further improvements in operating efficiency**
  - Global Investment Management & Services: 68.9% (vs. 72.5% in Q1 04)
  - Retail Banking outside France: 60.4% (vs. 61.6% in Q1 04)
  - Financial Services: 57.9% (vs. 59.8% in Q1 04)
- **Exceptionally low C/I ratio in Corporate & Investment Banking: 54.4%**

Group C/I ratio: 63.5%


Operating expenses (in EUR m)
2,667
713
395
258
251
1,009
2,985
843
415
327
278
1,065
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Change Q1 05/Q1 04 +10.2%*
Corporate & Investment Banking (+19.9%*)
GIMS (+6.4%*)
Retail Banking outside France (+10.1%*)
Financial Services (+2.4%*)
French Networks (+5.6%)
Corporate Centre

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

* When adjusted for changes in Group structure and at constant exchange rates

Risk provisioning kept at a very low level

- **Low cost of risk for the Group**
  - 17 bp (vs. average of 48 bp over the period 2000-2004)
  - 14 bp excluding discounting effect of IAS 32 & 39 (EUR +15m)
- **French Networks**
  - Cost of risk: 28 bp in Q1 05 (vs. 33 bp in Q1 04)
- **Corporate & Investment Banking**
  - Very few new loans provisioned
  - Write-back of specific provisions following repayment or sale of loans

Net allocation to provisions (in EUR m)


200
126
114
128
73
48
152
154
137
146
134
-34
-36
-39
-47
Corporate Centre & GIMS
Retail Banking & Financial Services
Corporate & Investment Banking

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05
Annualised cost of commercial risk* as proportion of RWA at end of period (in bp)	31	22	18	13	17
Risk-weighted assets at end of period (excl. Market activities), in EUR bn	194	201	206	210	215

* Specific provisioning for identified risks + general credit risk reserve in 2004; specific provisioning for identified risks + portfolio-based provisions as of Q1 05.

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32& 39 and IFRS 4)



- Group results
- **Results of core businesses**
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking
- Conclusion
- Supplements



RETAIL BANKING AND FINANCIAL SERVICES

Q1 05 NBI:
+11.7% vs. Q1 04; +7.9% like-for-like

Q1 05 net income:
EUR 438m, +23.0% vs. Q1 04

Q1 05 ROE after tax:
20.9%

Individual customers:
17.1 million (+12% vs. end-March 2004)


54%
of Group
NBI
French
Networks
32%
ROE: 19.8%
International
Networks
12%
ROE: 43.0%
Financial
Services
10%
ROE: 15.7%

Q1 05 NBI: EUR 2,541m

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Very dynamic commercial activity

- **Steady rise in number of personal current accounts**
  - +132,600 current accounts vs. Q1 04 (+2.4%)
    o/w +28,400 in Q1 05
- **High savings inflows**
  - Life insurance: EUR 2.3bn (+2.6% vs. Q1 04) o/w investments in unit-linked policies: +52% vs. Q1 04
  - Customer deposits: EUR 1.5bn (+23% vs. Q1 04)
- **Strong rise in new lending to individuals**
  - Mortgage loans: EUR 3.4bn (+27.5% vs. Q1 04)
  - Consumer instalment loans: EUR 0.9bn (+18.4% vs. Q1 04)
  - Revolving loans: EUR 1.2bn (+8.8% vs. Q1 04)
- **Expansion of business customer base**
  - 840 new relationships established with good quality SMEs (+5.5% vs. Q1 04)
  - Investment loans: outstanding of EUR 33.4bn (+7.2% vs. Q1 04)
  - Operating loans: outstanding of EUR 12.0bn (+3.8% vs. Q1 04)

Individual customers: steady performances


Change since 2000
170
160
150
140
130
120
110
100
2000
2001
2002
2003
2004
Q1 05
+65%
Outstanding mortgage loans
+30%
Outstanding deposits
+27%
Outstanding consumer credit
+17%
Average balance per personal current a/c
+11%
No. of personal current a/c



Sustained rise in revenues

- **NBI: +5.9% vs. Q1 04 but needs to be adjusted for IAS 32 & 39**
  - NBI growth excl. effect of IAS 32 & 39: +4.0% vs. Q1 04
  - Main impact in Q1 05: EUR 23m write-back of provisions for PEL/CEL mortgage savings accounts
- **Fee & commission income: +5.6% vs. Q1 04**
  - Financial commissions: +9.3% vs. Q1 04
  - Service commissions: +4.4% vs. Q1 04
    - o/w price effect: +0.5%
- **Net interest income: +2.9% vs. Q1 04 excl. effect of IAS 32 & 39**
  - Average outstanding deposits
    - Sight deposits: +7.1%
    - Special savings a/c: +5.1%
  - Average outstanding loans: +8.3%
    - o/w individual customers: +12.5%
    - o/w business customers: +4.1%
  - Interest margin: 3.19%; -17 bp vs. Q1 04
    -4 bp vs. Q4 04



1,435
1,467
1,452
1,516
1,520
NBI
151
159
136
175
165
Financial commissions
458
475
457
460
478
Service commissions
52
50
61
82
85
Other (incl. change in PEL/CEL provisions as of Q1 05)
306
307
303
305
300
Interest income on business customers
468
476
495
494
492
Interest income on individual customers
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Good results

- **NBI: +5.9% vs. Q1 04**
- **Operating expenses: +5.6% vs. Q1 04**
  - One-off bonus linked to 2005 wage agreement: EUR 18.7m
  - Increase linked to impact of IFRS 2: EUR +4m
  - 4D programme: 59% of back-offices at sales outlets were managed by a regional Customer Service Department at 31/03/05
- **Cost of risk: 28 bp vs. 33 bp in Q1 04**

In EUR m	Q1 04	Q1 05	Change
Net banking income	1,435	1,520	+5.9%
Operating expenses	(1,009)	(1,065)	+5.6%
Gross operating income	**426**	**455**	**+6.8%**
Net allocation to provisions	(71)	(68)	-4.2%
Operating incomes	**355**	**387**	**+9.0%**
Net income	**218**	**240**	**+10.1%**
ROE after tax	18.8%	19.8%	
C/I ratio	70.3%	70.1%	

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Dynamic pace of growth

- **Excellent commercial performances**
  - Customer base:
    +620,000 individual customers vs. Q1 04 (+14%) on same scope basis
    - o/w Europe (EU and pre-EU): +344,000 vs. Q1 04 (+12%) on same scope basis
  - Outstanding deposits: +7.8%* vs. Q1 04
  - Outstanding loans:
    +17.8%* vs. Q1 04 (o/w individuals: +35%*)
- **Continued expansion of the network**
  - +94 branches vs. Q1 04 on same scope basis
  - +17 branches in Q1 05 on same scope basis
- **Change in consolidation scope**
  - Sale of Argentine subsidiary and of stake in United Arab Bank
  - Increase in stake in Egypt from 54% to 78%
  - Integration of Algeria


Geographical breakdown of NBI
+29%
419
541
41%
16%
43%
36%
17%
47%
Rest of world
Pre-EU
EU
Q1 04
Q1 05

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

* When adjusted for changes in Group structure and at constant exchange rates

Substantial rise in contribution to Group results

- **Strong increase in NBI: +15.3%* vs. Q1 04**
  - Impact of IAS 32 & 39 not significant this quarter
- **Costs kept under control, in a context of sustained investment: +10.1%* vs. Q1 04**
- **Decline in cost of risk**

In EUR m	Q1 04	Q1 05	Change	
Net banking income	419	541	+29.1%	+15.3%*
Operating expenses	(258)	(327)	+26.7%	+10.1%*
Gross operating income	**161**	**214**	**+32.9%**	**+23.4%***
Net allocation to provisions	(44)	(28)	-36.4%	-42.2%*
Operating income	**117**	**186**	**+59.0%**	**+47.5%***
Net income from other assets	20	8	-60.0%	NM
Net income	**55**	**94**	**+70.9%**	**+47.4%***
ROE after tax	32.5%	43.0%		
C/I ratio	61.6%	60.4%		

* When adjusted for changes in Group structure and at constant exchange rates

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Business finance and services: continued expansion in Europe

- **Vendor and equipment finance**
  - SG Equipment Finance No.1 in Europe
  - New financing in Q1 05: +10.8%* vs. Q1 04
- **Operational vehicle leasing and fleet management**
  - ALD No.2 in Europe in terms of outstanding loans
  - Fleet under management: 527,000 vehicles** (+14.8% vs. Q1 04)
  - Acquisition of Alfa Oto in Turkey, creation of subsidiary in Croatia
- **IT asset leasing and management**
  - ECS No.1 in Europe
  - New financing in Q1 05: +6% vs. Q1 04
  - Creation of services subsidiaries (Solutis) in Switzerland, the Netherlands and Poland



○ Operational vehicle leasing & fleet management
● Vendor & equipment finance
● IT asset leasing & management

* When adjusted for changes in Group structure
** Accounting treatment modified as of Q1 05



Consumer credit: buoyant growth in Europe

- **Commercial activity**
  - Sustained loan issuance: +6.7%* vs. Q1 04
  - Outstanding loans: +16.0%* vs. Q1 04

- **An expanding business**
  - Organic growth in France
    - Loan issuance**: +9% vs. Q1 04
    - Outstanding loans**: +8% vs. Q1 04
    - Resilient margins
  - Acquisitions in Europe
    - Consolidation of Hanseatic Bank's results for March
    - Announced acquisitions of Promek Bank in Russia and Eurobank in Poland

Geographical breakdown of outstanding loans (in EUR bn)**


10.2
Other
4%
X2.7
25%
Germany
32%
Italy
3.8
23%
77%
39%
France
2000
Q1 05

* When adjusted for changes in Group structure
** Excluding EUR 7.5bn of outstanding loans for the French Networks

Growth in financial results

- **Specialised Financing**
  - NBI: +7.8%* vs. Q1 04
    - Impact of IAS 32 & 39: EUR +5m
  - Operating expenses: +7.3%* vs. Q1 04
  - ROE after tax: 18.6%
- **Life insurance**
  - NBI: +14.7%* vs. Q1 04
    - Impact of IAS 32 & 39: EUR +2m

In EUR m	Q1 04	Q1 05	Change	
Net banking income	420	480	+14.3%	+7.1%*
o.w. specialised financing	*321*	*374*	*+16.5%*	*+7.8%**
Operating expenses	(251)	(278)	+10.8%	+2.4%*
Gross operating income	**169**	**202**	**+19.5%**	**+14.2%***
Net allocation to provisions	(37)	(38)	+2.7%	-8.1%*
Operating income	**132**	**164**	**+24.2%**	**+20.5%***
o.w. specialised financing	***92***	***114***	***+23.9%***	***+16.3%****
Net income	**83**	**104**	**+25.3%**	**+22.9%***
ROE after tax	14.5%	15.7%		
C/I ratio	59.8%	57.9%		

* When adjusted for changes in Group structure and at constant exchange rates

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



GLOBAL INVESTMENT MANAGEMENT & SERVICES

Q1 05 NBI:
+10.5% vs. Q1 04; +11.5% like-for-like

Q1 05 net income:
EUR 127m (+33.7% vs. Q1 04)

Q1 05 net inflows:
EUR 5.5bn (i.e. on annualised basis, 7% of assets under management)


13%
of Group
NBI

Q1 05 NBI: EUR 602m

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Maintenance of growth momentum

- **Asset Management**
  - Strong performances, notably from TCW and in Asia
- **Private Banking**
  - Excellent business levels across the board
- **GSSI**
  - FIMAT:
    - Increase in number of lots processed: 161 million (+5% vs. Q1 04)
  - Rise in assets under custody: EUR 1,180bn (+10% vs. Q1 04)
- **Boursorama**
  - AuM: EUR 4bn (+36%* vs. Q1 04)
    - Strong growth in savings inflows. Outstanding of EUR 1.5bn at 31/03/05 (+96%* vs. Q1 04)
  - Finalisation of acquisition of Veritas AG, consolidated as of Q1 05


Assets under management (in EUR bn)
298
269
284
315
326
258
232
239
267
275
Asset Management
40
37
45
48
51
Private Banking
2001
2002
2003
2004
Q1 05


Assets under custody (in EUR bn)
808
864
1,023
1,115
1,180
2001
2002
2003
2004
Q1 05

* When adjusted for changes in Group structure



Healthy net inflows: EUR 5.5bn

- **Asset Management**
  - Net new money in Q1 05: EUR 4bn, i.e. on annualised basis, 6% of AuM
  - Assets under management: EUR 275.1bn (EUR 252.9bn at 31/03/04)
- **Private Banking**
  - Net new money in Q1 05: EUR 1.5bn, i.e. on annualised basis, 12% of AuM
  - Assets under management: EUR 51.3bn (EUR 47.1bn at 31/03/04)


In EUR bn
Net new money
Price effect
FX effect
315.2
+5.5
+0.6
+5.1
326.4
+4.0
-0.2
+4.5
266.8
Asset Management
275.1
+1.5
+0.8
+0.6
48.4
Private Banking
51.3
Dec. 04
Mar. 05

Reminder: these figures do not include EUR 79bn of assets held by customers of the French Networks (investible assets exceeding EUR 150,000) or assets managed by Lyxor AM, whose results are consolidated in the Equity & Advisory business line (EUR 47bn)



Good financial performances

- **Asset Management**
  - NBI: +19.0%* vs. Q1 04
    - Exceptional distribution fee of EUR 38m (vs. EUR 13m in Q1 04)
    - Strong contribution from TCW
  - Good control of operating expenses: +5.5%* vs. Q1 04
- **Private Banking**
  - Gross margin in excess of 100 bp
- **GSSI + Boursorama**
  - NBI: +7.4%* vs. Q1 04

Net income: +33.7% vs. Q1 04

In EUR m	Q1 04	Q1 05	Change	
Net banking income	545	602	+10.5%	+11.5%*
o/w Asset Management	*230*	*269*	*+17.0%*	*+19.0%**
o/w Private Banking	*122*	*127*	*+4.1%*	*+4.1%**
o/w GSSI & Boursorama	*193*	*206*	*+6.7%*	*+7.4%**
Operating expenses	(395)	(415)	+5.1%	+6.4%*
Gross operating income	**150**	**187**	**+24.7%**	**+24.8%***
Net allocation to provisions	0	0	NM	NM
Operating income	**150**	**187**	**+24.7%**	**+24.8%***
o/w Asset Management	***81***	***115***	***+42.0%***	***+43.8%****
o/w Private Banking	***40***	***41***	***+2.5%***	***+2.5%****
o/w GSSI & Boursorama	***29***	***31***	***+6.9%***	***+3.4%****
Net income from other assets	0	0	NM	NM
Net income	**95**	**127**	**+33.7%**	**+34.0%***
Cost/income ratio	72.5%	68.9%		

* When adjusted for changes in Group structure and at constant exchange rates

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



CORPORATE & INVESTMENT BANKING

Q1 05 NBI:
+31.6% vs. Q1 04; +33.7% like-for-like

Q1 05 net income:
EUR 498m, +57.1% vs. Q1 04

Q1 05 ROE after tax:
54.0%


33%
of Group NBI
Corporate
Banking &
Fixed Income
17%
Equity & Advisory
16%

Q1 05 NBI: EUR 1,550m

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Exceptional start to the year

- **Corporate Banking & Fixed Income**
  - Strong growth in Fixed Income: very good performance from trading and sales activities, notably in fixed income products and interest rate derivatives
  - Reasonable growth in financing activities
- **Equity & Advisory**
  - Equity derivatives
    - Very good client driven performances in all businesses
    - Exceptional quarter in a very favourable market context for trading activities, notably arbitrage
  - Moderate rise in Cash Equity & Advisory activities
- **Continuation of growth plans**

Quarterly NBI (in EUR m): consistently high share of client-driven revenues


Average % of CIB NBI in Q1 05
45%
Client-related margins, commissions & brokerage and Private Equity
17%
Net interest income
38%
Hedging, Trading, Market Making and Arbitrage
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05
CIB net banking income	1,178	1,110	1,208	1,231	1,550

2004 quarters: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Record results

- **Sharp rise in revenues**
  - NBI: +33.7%* vs. Q1 04
  - Marginal impact of IAS 32 & 39: EUR +1m
- **Exceptionally low C/I ratio: 54.4%**

➩ **GOI: +55.0%* vs. Q1 04**

- **Cost of risk: another net write-back of provisions**

➩ **Operating income: +83.9%* vs. Q1 04**

In EUR m	Q1 04	Q1 05	Change	
Net banking income	1,178	1,550	+31.6%	+33.7%*
o/w Equity & Advisory	*440*	*740*	*+68.2%*	*+71.7%**
o/w Corp. Bkg & Fixed Income	*738*	*810*	*+9.8%*	*+11.3%**
Operating expenses	(713)	(843)	+18.2%	+19.9%*
Gross operating income	**465**	**707**	**+52.0%**	**+55.0%***
Net allocation to provisions	(48)	47	NM	NM
Operating income	**417**	**754**	**+80.8%**	**+83.9%***
o/w Equity & Advisory	***93***	***381***	***x4.1***	***x4.3****
o/w Corp. Bkg & Fixed Income	***324***	***373***	***+15.1%***	***+16.2%****
Net income	**317**	**498**	**+57.1%**	**+59.6%***
ROE after tax	36.0%	54.0%		
C/I ratio	60.5%	54.4%		

* When adjusted for changes in Group structure and at constant exchange rates

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Impact of IAS 32 & 39 on Q1 05 NBI in line with estimates

- **Day One P&L: EUR -39m**
  - Negative impact on CIB's NBI in line with estimates
- **Mark to market valuation of CDS: EUR +15m**
  - Overall sensitivity to credit spreads: EUR +26m impact on NBI of a +10 bp variation in spreads
- **Valuation of some assets and liabilities at mark to market: EUR +25m**
  - Effect of new accounting classification of financial instruments previously valued using accrual of interest method and now valued at mark to market
- **Hedging: EUR +2m**
  - Impact of residual ineffectiveness of hedging transactions
- **Treasury shares: EUR –2m**



- Group results
- Results of core businesses
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking
- **Conclusion**
- Supplements



Conclusion

- **Strong growth in activity in all the core businesses**
  - Very good commercial activity in French Networks in a highly competitive market
  - Confirmation of potential for expansion in growth drivers
  - Exceptional contribution from Corporate & Investment Banking
- **Maintenance of very low level of risk provisioning**
- **Very limited impact of IAS 32 & 39**

EPS: EUR 3.0 (+54% vs. end-March 2004)

Tier one ratio: 8.1% at 31/03/05


Net income (in EUR m)
ROE after tax
867
36%
317
95
33%
55
14%
83
19%
218
+40.6%
1,219
ROE** after tax
498
54% Corporate & Investment Banking
127
GIMS
94
43% Retail banking outside France
104
16% Financial Services
240
20% French Networks
Corporate Centre
Q1 04
21.6%
Q1 05
29.5%
Group ROE** after tax

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

** Group ROE for Q1 05 is calculated on the basis of average net shareholders' equity under IFRS (including IAS 32 & 39 and IFRS 4), excluding Other Comprehensive Income (unrealised capital gains or losses).


25 / 05 / 2005

SUPPLEMENTS


GENERALE
GROUP

Quarterly income statement by core business

In EUR m	Retail Banking & Financial Services		Global Investment Management & Services		Corporate & Investment Banking		Corporate Centre		Group	
	Q1 05	Q1 04	**Q1 05**	Q1 04	**Q1 05**	Q1 04	**Q1 05**	Q1 04	**Q1 05**	Q1 04
Net banking income	**2,541**	2,274	**602**	545	**1,550**	1,178	**11**	(63)	**4,704**	3,934
Operating expenses	**(1,670)**	(1,518)	**(415)**	(395)	**(843)**	(713)	**(57)**	(41)	**(2,985)**	(2,667)
Gross operating income	871	756	187	150	707	465	(46)	(104)	1,719	1,267
Net allocation to provisions	**(134)**	(152)	**0**	0	**47**	(48)	**14**	0	**(73)**	(200)
Operating income	737	604	187	150	754	417	(32)	(104)	1,646	1,067
Net income from companies accounted for by the equity method	**1**	2	**0**	0	**4**	0	**0**	1	**5**	3
Net income from other assets	**8**	17	**0**	0	**0**	2	**158**	219	**166**	238
Impairment of goodwill	**0**	0	**0**	0	**0**	0	**0**	0	**0**	0
Income tax	**(246)**	(213)	**(58)**	(45)	**(257)**	(100)	**57**	(7)	**(504)**	(365)
Net income before minority interests	**500**	410	**129**	105	**501**	319	**183**	109	**1,313**	943
Minority interests	**(62)**	(54)	**(2)**	(10)	**(3)**	(2)	**(27)**	(10)	**(94)**	(76)
Net income	438	356	127	95	498	317	156	99	1,219	867
Average allocated capital	**8,374**	7,619	**825**	718	**3,686**	3,524	**3,644 ***	4,183 *	**16,529**	16,044
ROE after tax	20.9%	18.7%	61.6%	52.9%	54.0%	36.0%	NM	NM	29.5%	21.6%

* Calculated as the difference between total Group capital and capital allocated to the core businesses.

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Quarterly income statement

In EUR m

	French Networks			Retail Banking outside France			Financial Services			Total Retail Banking and Financial Services			
	Q1 05	Q1 04	Change	Q1 05	Q1 04	Change	Q1 05	Q1 04	Change	Q1 05	Q1 04	Change	
Net banking income	1,520	1,435	+6%	541	419	+15%*	480	420	+7%*	2,541	2,274	+12%	+8%*
Operating expenses	(1,065)	(1,009)	+6%	(327)	(258)	+10%*	(278)	(251)	+2%*	(1,670)	(1,518)	+10%	+6%*
Gross operating income	455	426	+7%	214	161	+23%*	202	169	+14%*	871	756	+15%	+12%*
Net allocation to provisions	(68)	(71)	-4%	(28)	(44)	-42%*	(38)	(37)	-8%*	(134)	(152)	-12%	-16%*
Operating income	387	355	+9%	186	117	+48%*	164	132	+20%*	737	604	+22%	+19%*
Net income from companies accounted for by the equity method	0	1	NM	1	1		0	0		1	2	-50%	
Net income from other assets	0	(3)	NM	8	20		0	0		8	17	-53%	
Income tax	(135)	(123)	+10%	(54)	(42)		(57)	(48)		(246)	(213)	+15%	
Net income before minority interests	252	230	+10%	141	96		107	84		500	410	+22%	
Minority interests	(12)	(12)	NM	(47)	(41)		(3)	(1)		(62)	(54)	+15%	
Net income	240	218	+10%	94	55	+47%*	104	83	+23%*	438	356	+23%	+19%*
Average allocated capital	4,854	4,649	+4%	875	676		2,645	2,294		8,374	7,619	+10%	
ROE after tax	19.8%	18.8%		43.0%	32.5%		15.7%	14.5%		20.9%	18.7%		

* When adjusted for changes in Group structure and at constant exchange rates

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Change in risk-weighted assets

Average credit risk equivalent in EUR bn

114.0
116.9
119.2
120.6
121.7
125.7
130.1
133.3
135.4
16.6
16.4
16.7
16.9
16.9
19.1
21.2
21.9
22.3
21.8
23.0
23.3
23.8
24.1
24.3
25.6
27.0
27.9
75.6
77.5
79.2
79.9
80.7
82.3
83.4
84.4
85.2
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Retail Banking outside France
Financial Services
French Networks

Customer deposits and savings

Average outstanding
In EUR bn

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Change Q1 05/Q1 04	
Total	163.3	165.2	165.8	167.8	173.4	+6.2%	
LIFE INSURANCE*	42.2	43.5	44.4	45.8	47.4	+12.4%	Managed savings +6.3%
SHARE ACCOUNTS MUTUAL FUNDS	43.7	43.5	42.3	42.3	44.1	+1.0%	
OTHER	2.6	2.5	2.4	2.4	2.5	-4.5%	
SIGHT DEPOSITS	31.9	32.8	33.5	33.8	34.2	+7.1%	Deposits +6.1%
SPECIAL SAVINGS ACCOUNTS	39.7	39.9	40.1	40.3	41.7	+5.1%	
TERM DEPOSITS	3.2	3.0	3.1	3.2	3.5	+9.0%	

* Mathematical reserves

Customer loans

Average outstanding
In EUR bn


Change
Q1 05/Q1 04
92.0
93.2
95.6
97.7
99.6
+8.3%
INDIVIDUALS
o/w:
- Mortgage
37.3
38.3
40.0
41.4
42.7
+14.5%
- Consumer credit
& overdrafts
8.5
8.6
8.6
8.7
8.8
+3.6%
BUSINESS
CUSTOMERS*
42.8
43.0
43.9
44.7
45.5
+6.3%
BANKS
3.4
3.3
3.1
2.9
2.6
-22.4%
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

* In descending order: SMEs, self-employed professionals, local authorities, corporates, NPOs.



Productivity of the French Networks

150
145
140
135
130
125
120
115
110
105
100
95
90
85
1997 = 100
1997
1998
1999
2000
2001
2002
2003
2004
Q1 05

Change since 1997

+48% Bank cards (No.)

+43% Savings accounts (No.)

+22% Individual customer current a/c (No.)

0% Global headcount*

-15% Administrative staff

* Including telemarketing platforms and call centre platforms

Interest margin of the French Networks

- **The interest margin is an aggregate indicator dependent on 5 elements:**
  - Overall level of client assets
  - Interest earned on interest-earning assets
  - Interest paid on interest-bearing liabilities
  - Refinancing costs (Refinancing Rate x [Client Assets – Client Liabilities])
  - Interest from ALM hedging policy

- **Interest margin:**
  - Does not indicate the evolution of product- or client-margins
  - Is not the sole factor in determining the evolution of net interest income

In %	Q1 03	Q2 03	Q3 03	Q4 03	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05
① **Interest margin** (12-month moving average)	3.54	3.49	3.43	3.40	3.36	3.31	3.27	3.23	3.19
② Av.interest rate earned on interest-earning assets (12-month moving average)	*5.49*	*5.37*	*5.22*	*5.09*	*4.96*	*4.87*	*4.81*	*4.74*	*4.70*
③ Av. interest paid on interest-bearing liabilities (12-month moving average)	*1.95*	*1.89*	*1.78*	*1.69*	*1.60*	*1.56*	*1.54*	*1.52*	*1.51*

Interest margin (①) = Interest earned from clients / Client assets (② *Av. interest rate earned on interest-earning assets*) - [Interest paid to clients + Refinancing cost* + Interest from ALM hedging policy] / Client assets (③ *Av. interest paid on interest-bearing liabilities*)

* Refinancing cost = Refinancing Rate x (Client Assets – Client Liabilities)

A productive organisation


BRANCH NETWORK
• 2000: 136 branch groups
• 03/05: 48 branch groups + 61 Sales Departments (DEC)
• End-2005: ± 86 DEC
NETWORK SUPPORT
• 2000: 136 local back-office structures
• 03/05: 66 local structures + 20 Customer Service Departments (PSC)
• 2008: ± 23 PSC
DIRECT BANKING CHANNELS
• 03/05: 4 multimedia Customer Relations Centres (CRCm)
• End-2005: 4 mCRC
• Internet (individual and business customers, companies, etc.)
• Telephone (SVI, SMS, i-mode™ ...)
Clients
contact
Shared Customer Relationship Management tool for all channels (DEC, PSC, mCRC, etc.)
Commercial data warehouse (mining, scores, etc.)



Specialised Financing[1]: a major European player with diversified and growing businesses

Breakdown of Q1 05 NBI[(1)] by activity

Consumer Finance



Consumer credit
43%
IT Asset Leasing & Management
9%
26%
22%
Equipment Finance
Operational Leasing & Fleet Management

Business Finance & Services

Breakdown of Q1 05 NBI[(1)] by geographical region



57%
Europe (excl. France)
9%
Outside Europe
France
34%
NBI
28%
72%
2%
78%
20%
22%
63%
15%
6%
48%
46%
ECS
ALD
SGEF
Consumer credit

(1) Excluding insurance and banking services



Change in risk-weighted assets

Average credit risk equivalent in EUR bn


27.0
25.8
24.3
22.9
23.1
4.4
4.3
4.4
4.5
4.7
8.0
8.4
8.7
9.0
9.8
10.3
10.2
11.1
12.1
12.3
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Operational Leasing & Fleet Management
Consumer Credit
Equipment Finance
IT Asset Leasing & Management

Quarterly income statement

In EUR m

	Asset Management			Private Banking			GSSI + Boursorama			Total Global Investment Management & Services			
	Q1 05	Q1 04	Change	Q1 05	Q1 04	Change	Q1 05	Q1 04	Change	Q1 05	Q1 04	Change	
Net banking income	269	230	+19%*	127	122	+4%*	206	193	+7%*	602	545	+10%	+12%*
Operating expenses	(154)	(149)	+5%*	(86)	(82)	+5%*	(175)	(164)	+8%*	(415)	(395)	+5%	+6%*
Gross operating income	115	81	+44%*	41	40	+2%*	31	29	+3%*	187	150	+25%	+25%*
Net allocation to provisions	0	0	NM	0	0	NM	0	0	NM	0	0	NM	NM
Operating income	115	81	+44%*	41	40	+2%*	31	29	+3%*	187	150	+25%	+25%*
Net income from other assets	0	0		0	0		0	0		0	0	NM	
Income tax	(39)	(28)		(9)	(8)		(10)	(9)		(58)	(45)	+29%	
Net income before minority interests	76	53		32	32		21	20		129	105	+23%	
Minority interests	(1)	(6)		0	(2)		(1)	(2)		(2)	(10)	-80%	
Net income	75	47	+63%*	32	30	+7%*	20	18	+6%*	127	95	+34%	+34%*
Average allocated capital	291	264		294	232		240	222		825	718	+15%	

* When adjusted for changes in Group structure and at constant exchange rates

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Breakdown of assets under management by type of product

Assets under management at 31/03/05: EUR 275.1bn


252.9
263.1
264.4
266.8
275.1
Alternative(1) Investment
Diversified(2)
Equity
Money market
Bonds
30.4
45.2
62.4
39.1
75.9
33.5
45.9
67.9
37.6
78.2
34.6
46.2
65.6
36.6
81.4
33.8
45.6
67.0
37.2
83.2
33.0
44.5
69.2
40.1
88.3
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
March 05
12%
41%
47%
Alternative Investment
Equities & Diversified
Fixed Income Products
March 04
12%
43%
45%

NB: excluding EUR 47.2bn of assets managed by Lyxor at 31/03/05

(1) Performance-guaranteed funds, futures funds, hedge funds, private equity.
(2) Funds combining several asset classes (bonds, equities, cash), for example risk-profiled funds.



Breakdown of assets under management by client segment

Assets under management at 31/03/05: EUR 275.1bn

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05
Total (EUR bn)	252.9	263.1	264.4	266.8	275.1
Third-party distribution	14%	14%	14%	15%	14%
French Networks	19%	19%	18%	17%	18%
Life Insurance	17%	16%	17%	17%	17%
Asia	5%	5%	4%	4%	4%
Europe	22%	23%	24%	24%	24%
US	23%	23%	23%	23%	23%

49% Retail

51% Institutional investors

NB: excluding EUR 47.2bn of assets managed by Lyxor at 31/03/05



Quarterly income statement

In EUR m	Equity & Advisory				Corporate Banking & Fixed Income				Total Corporate & Investment Banking			
	Q1 05	Q1 04	Change		Q1 05	Q1 04	Change		Q1 05	Q1 04	Change	
Net banking income	740	440	+68%	+72%*	810	738	+10%	+11%*	1,550	1,178	+32%	+34%*
Operating expenses	(378)	(316)	+20%	+22%*	(465)	(397)	+17%	+19%*	(843)	(713)	+18%	+20%*
Gross operating income	362	124	x2.9	x3.0*	345	341	+1%	+3%*	707	465	+52%	+55%*
Net allocation to provisions	19	(31)	NM	NM	28	(17)	NM	NM	47	(48)	NM	NM
Operating income	381	93	x4.1	x4.3*	373	324	+15%	+16%*	754	417	+81%	+84%*
Net income from companies accounted for by the equity method	0	(1)	NM		4	1	x4.0		4	0	NM	
Net income from other assets	0	0	NM		0	2	NM		0	2	NM	
Income tax	(162)	(17)	x9.5		(95)	(83)	+14%		(257)	(100)	x2.6	
Net income before minority interests	219	75	x2.9		282	244	+16%		501	319	+57%	
Minority interests	0	0	NM		(3)	(2)	+50%		(3)	(2)	+50%	
Net income	219	75	x2.9	x3.0*	279	242	+15%	+16%*	498	317	+57%	+60%*
Average allocated capital	352	428	-18%		3,334	3,096	+8%		3,686	3,524	+5%	
ROE after tax	248.9%	70.1%			33.5%	31.3%			54.0%	36.0%		

* When adjusted for changes in Group structure and at constant exchange rates

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Change in risk-weighted assets

Credit risk equivalent in EUR bn

61.2
57.5
63.8
59.5
61.0
60.0
60.4
57.0
60.4
59.0
61.6
60.7
62.4
Commercial Banking
Corporate Banking & Fixed Income (excl. Commercial Banking)
Equity & Advisory
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05

	Change over 12 months	Change over 12 months at constant exchange rates
Total	+3.3%	+6.5%
Commercial Banking	+6.5%	
Corporate Banking & Fixed Income (excl. Commercial Banking)	+6.0%	
Equity & Advisory	-16.5%	



League table rankings

Euro Capital Markets

Bonds

No.8 bookrunner of euro bond issues
No.4 bookrunner of financial institutions euro bond issues
No.8 bookrunner of corporate euro bond issues
No.2 bookrunner of corporate euro bond issues in France

Securitisation

No.2 bookrunner of euro-denominated securitisations

Syndicated Credits

No.4 bookrunner of syndicated credits in Europe (EMEA)
No.2 mandated arranger of Sponsor-driven LBOs (EMEA)

Equity/Credit Research

No.8 for credit research on investment grade companies (Euromoney survey: April 2005)
No.1 for equity research in France (Extel – June 2004)

Structured Finance

Export Finance

No.1 global arranger (SG ranked in top 3 for the past 10 years) (Trade Finance, June 2004)
5 transactions awarded "Deal of the Year" in 2004 (Trade Finance, March 2005)

Commodity Finance

No.1 structured financing arranger worldwide (SG ranked in top 2 for the past 5 years) (Trade Finance, June 2004)
5 transactions awarded "Deal of the Year" in 2004 (Trade Finance, March 2005)

Project Finance

No.3 European arranger for 2004 (Thomson Financial, December 2004)
Best Project Finance House of the year (Finance Asia, December 2004)



League table rankings

Derivatives

Equity Derivatives	**Equity Derivatives House of the Year** (Risk Magazine, The Banker, IFR - 2004) **Global leader on warrants and No.1 in Europe on ETFs** (Reuters, Bloomberg and stock markets, March 2005) **Best Managed accounts platform - Lyxor** (Albourne, September 2004) **No.1 in OTC Equity options in Europe & US, index options (DJ Eurostoxx 50, SMI, DAX 30) and warrants** (Risk magazine – September 2004)
Interest Rate & Credit Derivatives	**Among the top five players in numerous product categories** (Risk Magazine, September 2004)
Commodities	**Among the top five players in commodity derivatives in numerous underlyings** (Energy Risk Magazine, February 2005)



Corporate Centre*

- **Net income from other assets**
  - Capital gains from disposal of Argentine subsidiary and of stake in UAB
- **At March 31st 2005:**
  - IFRS net book value of industrial equity portfolio: EUR 1.5bn
  - Market value: EUR 2.0bn

	Q1 05	Q1 04
Gross operating income	(46)	(104)
Net income from other assets	158	219
Impairment of goodwill	0	0
Net income	156	99

* The Corporate Centre groups:
the Group's real estate portfolio, offices and other premises, industrial and bank equity portfolios, central funding functions, the cost of cross-business projects.

Q1 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q1 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Trading VaR


Quarterly average of 1-day, 99% Trading VaR (in EUR m)
37
31.3
23.7
27.2
23.6
26
21.4
19.8
27.7
24.5
-19.1
29
17
-19.6
22.3
13.8
-16.9
29.8
13.6
-19.6
34.6
11.8
-26.9
30.9
13
-20.6
24.6
10.5
-16.6
23.9
12.8
-20
0
Avg 2001
Avg 2002
Avg 2003
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Trading VaR
Fixed Income
Equity
Forex
Commodities
Netting Effect

High level of provisioning for doubtful loans

Change in provisioning method

	31/12/2004 French standards	31/03/2005 IFRS including IAS 32-39 & IFRS 4
Customer loans (in EUR bn)	205	214
Doubtful loans (in EUR bn)	10.3	10.3
Doubtful loans/customer loans	5.0%	4.8%
Provisions (in EUR bn)*	8.0	7.8
Overall coverage ratio for doubtful loans	77%	76%

* Including EUR 1bn in the country risk reserve and general credit risk reserves at 31/12/04, and close to EUR 1bn of portfolio-based provisions at 31/03/05.



Impact of IAS 32 & 39 and IFRS 4 on shareholders' equity at 1/1/05*

In EUR m
20,667
Shareholders' equity at 31/12/04**
IFRS excl. IAS 32 & 39 and IFRS 4
-134
Provisions for credit risk
-177
PEL/CEL provisions
-574
Day 1 P&L
-188
LT impairment of AFS securities
-241
Treatment of put options held by minority shareholders
-235
Treasury shares
83
Other
Revaluation of available-for-sale securities & cash flow hedges
Reclassification of preferred shares
Shareholders' equity at 1/1/05***
IFRS incl. IAS 32 & 39 and IFRS 4
Impact on reserves
Impact on OCI

Tier One ratio at 1/1/05: 7.76%
Tier One ratio at 31/3/05: 8.11%

* Including minority interests, net of deferred tax
** of which shareholders' equity, Group share at 31/12/04: EUR 18,576m
*** of which shareholders' equity, Group share at 01/01/05: EUR 18,682m (including OCI: EUR 1,261m)

Determination of number of shares used to calculate EPS and book value per share

Average number of shares (thousands)	2003	2004	Q1 05
Existing shares	434,823	441,157	439,653
Deductions			
Treasury shares and share buy-backs	16,360	20,155	18,363
Shares allocated to cover stock options awarded to staff in 2000, 2002, 2003 and 2004	8,145*	12,693*	15,454
Number of shares taken to calculate EPS	410,318	408,309	405,836
EPS (in EUR)	**6.07**	**7.65**	**3.00**
Book value per share (in EUR)** (on the basis of number of shares at end of period)	**41.0**	**45.5**	**50.1**

* Excluding shares allocated to cover the 1999 stock-option plan which were not deducted from shareholders' equity under French standards

** Net assets are comprised of Group shareholders' equity, excluding deeply subordinated note in the amount of EUR 1 billion, but reinstating treasury shares held as part of trading activities.



Economic and market environment

	Q1 04	Q4 04	Q1 05
Interest rates (quarterly average) (%)			
10-year French government bond	4.10	3.82	3.65
3-month Euribor	2.06	2.16	2.14
Indices (end of period)			
CAC 40	3,625	3,821	4,068
Euro Stoxx 50	2,787	2,951	3,056
Nasdaq	1,994	2,175	1,999
Currencies (quarterly average, in EUR)			
USD	1.25	1.30	1.31
GBP	0.68	0.69	0.69
YEN	134	137	137
Issuance volumes in Europe*			
Primary bond issues in euros (in EUR bn)	337	211	359
Primary equity & convertibles (in USD bn)	38	62	47

* Thomson Financial database (Q1 05 extraction).


GENERALE

GROUP

Investor Relations

Didier VALET, Pascale MASSOUD-AYOUB, Sayuri AOKI, Julien VANNIER

Tel.: +33 (0) 1 42 14 47 72

E-mail: investor.relations@socgen.com - Internet: www.ir.socgen.com